UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 28, 2013

Mizuho Financial Group, Inc.

By:	/s/ Yasuhiro Sato
Name:	Yasuhiro Sato
Title:	President & CEO

Recent Developments

The following is a summary of significant business developments since March 31, 2012 relating to Mizuho Financial Group, Inc.

Operating Environment

We operate principally in Japan. As to the recent economic environment, the world economy as a whole has been decelerating and is experiencing a weak recovery. This is because the international financial and capital markets remain unstable due mainly to fiscal problems in certain European countries and because the real economies of newly developing countries are adversely affected by decreases in their exports to European countries. In the United States, although the economy continues to experience a modest recovery as indicated by housing starts, a sense of uncertainty also remains due to the “fiscal cliff,” which could result in a sharp decrease in government spending and the simultaneous suspension of tax breaks. Although the fiscal cliff was temporarily avoided by the passage of the American Taxpayer Relief Act of 2012 in January 2013, as the reduction in government spending was delayed by two months, the debt ceiling was not changed. In Europe, the economy is slowing down gradually as the fiscal problems of certain countries negatively affect the real economy. Although such measures as the European Stability Mechanism to support countries in fiscal crisis are being developed, a fundamental and prompt resolution of the fiscal problems, which mainly stemmed from Greece and then spread to Spain and other countries, is unlikely. In addition, the impacts that these problems may have on the world economy are uncertain. In Asia, although its economy as a whole maintains a relatively strong growth, the pace of such growth is slowing down partially due to China where exports to Europe are dropping and pressures relating to inventory adjustment in various industries are increasing. In Japan, in spite of reconstruction-related demand in the aftermath of the Great East Japan Earthquake, exports and production are on a downward trend and the economy is weak due mainly to the slowdown in overseas economies. As for the future direction of the Japanese economy, while it is expected to get back on the recovery track supported by depreciation of the yen and the effect of the economic measures by the Japanese Government, there are potential risks, such as the risk of further downturns in overseas economies and the adverse effects of unstable international financial markets. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 3.4%, 3.9% and 0.5% in the first, second and third quarters of calendar 2012. The Japanese Government’s monthly economic report in April 2012 stated that “the Japanese economy is still picking up slowly, while difficulties continue to prevail due to the Great East Japan Earthquake.” The report in May 2012 stated that “the Japanese economy is on the way to recovery at a moderate pace, reflecting emerging demand for reconstruction, while difficulties continue to prevail.” The positive tone continued from June through August 2012. However, in September 2012, the report stated that “the economic recovery appears to be pausing due to deceleration of the world economy.” The report in October 2012 stated that “the Japanese economy is in a weak tone recently” but that “some components still show steady movements” due mainly to a high degree of uncertainty about the external economic prospects of the Eurozone and Asia notably China. In November and December 2012, the report strengthened the negative tone and stated that “the Japanese economy shows weakness recently due to deceleration of the world economy.” However, in January 2013, the report showed a slightly positive tone and stated that “While the Japanese economy shows weakness recently due to deceleration of the world economy, signs of bottoming out can be seen in some areas.”

•

In October 2010, the Bank of Japan lowered its target for the uncollateralized overnight call rate from 0.1% to “around 0 to 0.1%,” which has since remained unchanged. In December 2009, the Bank of Japan announced that it would provide approximately ¥10 trillion in short-term funds to commercial banks at a low fixed rate, in order to boost liquidity and recover stability in the financial markets, and increased the amount to approximately ¥20 trillion and ¥30 trillion in March and August 2010, respectively. These measures were succeeded by an asset purchase program of approximately ¥35 trillion established by the Bank of Japan in October 2010, and it gradually increased the amount of the asset purchase program, mainly for the purchase of risk assets, to approximately ¥101 trillion by

December 2012. In June 2010, the Bank of Japan announced that it would establish a “Growth-Supporting Funding Facility”, a fund-provisioning measure under which it would provide long-term funds to financial institutions at a low fixed rate in order to support the strengthening of the foundations for economic growth, and in June 2011, it also announced that it would establish a new line of credit to financial institutions for making equity investments and lending against liquid assets as collateral in order to further encourage financial institutions’ efforts to support economic growth. In February 2012, the Bank of Japan announced that it would pursue a “price stability goal in the medium to long term,” under which it would aim to maintain inflation at a rate consistent with price stability that is sustainable in the medium to long term, and provisionally set the goal at 1%. In March 2012, the Bank of Japan announced that it would establish special rules for a new arrangement for loans for small-lot investments and loans that had not been deemed eligible in the rules settled in June 2011 mentioned above, and it also announced that it would establish special rules for a new arrangement for U.S. dollar loans for investments and loans denominated in foreign currencies. In October 2012, the Bank of Japan announced that it would establish a “Stimulating Bank Lending Facility,” a fund-provisioning measure under which it would provide long-term funds at a low interest rate, without any limit, to financial institutions at their request. In January 2013, the Bank of Japan announced that it would set a “price stability target” at 2% in terms of the year-on-year rate of change in the consumer price index and introduced the “open-ended asset purchasing method” under the asset purchase program, pursuant to which financial assets will be purchased on a monthly basis without setting any termination date, for the purpose of taking additional steps to provide monetary accommodation decisively. Furthermore, the Japanese Government and the Bank of Japan released a joint statement that they would strengthen their policy coordination and work together in order to overcome deflation early and achieve sustainable economic growth with price stability.

•

The yield on newly issued 10-year Japanese government bonds was 0.989% as of March 30, 2012 and decreased to 0.778% as of September 28, 2012. Thereafter, the yield increased slightly to 0.791% as of December 28, 2012.

•

The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 12.0% to ¥8,870.16 as of September 28, 2012 compared to March 30, 2012. Thereafter, the Nikkei Stock Average increased to ¥10,395.18 as of December 28, 2012.

•

According to Teikoku Databank, a Japanese research institution, there were 5,439 corporate bankruptcies in Japan in the six months ended September 30, 2012, involving approximately ¥1.7 trillion in total liabilities, 5,709 corporate bankruptcies in the six months ended March 31, 2012, involving approximately ¥2.0 trillion in total liabilities, and 5,726 corporate bankruptcies in the six months ended September 30, 2011, involving approximately ¥1.9 trillion in total liabilities.

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥82.17 to $1.00 as of March 30, 2012 and strengthened to ¥77.58 to $1.00 as of September 28, 2012. Thereafter, the yen gradually weakened to ¥86.32 to $1.00 as of December 28, 2012.

Developments Relating to Our Capital

All yen figures in this subsection are truncated.

We have been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders.”

Since April 2012, we have made redemptions of various securities that qualify as Tier 1 and Tier 2 capital upon the arrival of their respective early optional redemption dates. In June 2012, we redeemed ¥171 billion of non-dilutive Tier 1 preferred securities that were issued by our overseas special purpose company in February 2002. With respect to Tier 2 capital, in October 2012, we redeemed ¥53 billion of dated subordinated bonds that were issued by Mizuho Bank, Ltd. in October 2009.

With respect to new issuances, in June 2012, Mizuho Bank issued ¥47 billion of dated subordinated bonds through public offerings to wholesale investors in Japan. In July 2012, our overseas special purpose company issued $1.5 billion of dated subordinated bonds. In October 2012, Mizuho Bank issued ¥80 billion of dated subordinated bonds through a public offering in Japan.

Regarding the new capital regulations under Basel III, we aim to increase our common equity Tier 1 ratio (under Basel III) as of March 31, 2013, which is when the new capital regulations are scheduled to be initially implemented, to the mid-8% level. The foregoing target is based on a calculation of our common equity Tier 1 ratio that includes the outstanding balance of the eleventh series class XI preferred stock (¥371.4 billion as of September 30, 2012) that will become mandatorily converted into common stock, and will thus be fully recognized as common equity Tier 1 by July 2016, and is otherwise based on publicly-available materials that have been issued so far. Also, we aim to accumulate a sufficient level of common equity Tier 1 as the ratio requirements increase through March 31, 2019 pursuant to their phase-in implementation. See “—Capital Adequacy” for information regarding the capital regulations to which we are subject, including those under Basel III.

The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions including those set forth in “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

We started to make interim cash dividend payments from the fiscal year ended March 31, 2012, in order to provide returns to shareholders at a more appropriate timing. We paid an interim cash dividend with respect to the fiscal year ending March 31, 2013 of ¥3 per share of common stock, the same amount per share as the interim cash dividend paid in the previous fiscal year.

Developments Relating to Our Business

The Global Corporate Group and The Global Retail Group

We are focusing on the following initiatives in our business with large corporations:

•	Engaging proactively in business restructuring in Japan and cross-border M&A

•	Strengthening collaboration with overseas offices and alliance partners

•	Capturing overseas business with Japanese customers by strengthening sales promotion to their headquarters in Japan

•	Responding proactively to financing needs of customers particularly in Asia

•	Promoting solution related business by capturing the needs of our corporate customers

•	Responding proactively to newly emerging financing needs

•	Strengthening capabilities to originate securities business

•	Realizing further the effect of the double-hat structure between Mizuho Corporate Bank, Ltd. and Mizuho Securities Co., Ltd.

•	Enhancing fundamental earning power

•	Increasing flow of transactions through “substantive one bank”

We are focusing on the following initiatives in our business with financial institutions and public sector:

•	Strengthening capabilities for providing solutions that contribute to the enhancement of customers’ asset and liability management, asset management services and loan and deposit business

•	Strengthening business with employees of corporate customers

•	Launching internet banking services customized for employees of corporate customers

•	Establishing a system to increase housing loans and assets under management

•	Capturing customer needs by leveraging synergies across the group and continuing support for their overseas expansion

•	Enhancing involvement in providing consulting services in the public sector followed by financing deals

•	Examining thoroughly and identifying, and capturing private public partnership needs as well as proposing merits of financing from the private sector

We are focusing on the following initiatives in our international banking business:

•	Realizing the “one bank” synergy effects at the earliest timing

•	Strengthening initiatives for capturing business with Mizuho Bank’s customers and the Japanese subsidiaries of overseas companies

•	Accumulating further foreign currency deposits

•	Focusing on accumulating sticky customer deposits in order to sustain steady growth in loan balance

•	Deepening business with non-Japanese blue-chip customers

•

Increasing ancillary transactions with Super 30 customers, approximately 30 non-Japanese corporate customers selected as high priority in each of the four overseas regions (i.e., Americas, Europe, East Asia and Asia & Oceania), and improving total profitability through prudent selection of transactions on which to focus

•	Responding to new overseas strategies of Japanese companies

•	Capturing business related to cross-border M&A transactions through collaboration between domestic and overseas operations

•	Expanding overseas network

•	Focusing on organic growth through opening new offices and alliance strategies, while considering complementary inorganic growth

We are focusing on the following initiatives in investment banking business and product development and sales business:

•	Completing “Business Foundation Strengthening Program” towards remaining profitable and enhancing profitability

•	Reducing costs continuously

•

Deepening collaboration with banking and trust functions by entrenching double-hat structure between Mizuho Corporate Bank and Mizuho Securities and reviewing for further expansion, by enhancing collaboration between Mizuho Securities and Mizuho Bank in retail and wholesale business, and by strengthening collaboration between Mizuho Securities and Mizuho Trust & Banking Co., Ltd. in real estate business

•	Strengthening equity business, retail business and Asia business

•	Implementing initiatives for an early realization of merger synergies between Mizuho Securities and Mizuho Investors Securities Co., Ltd.

We are focusing on the following initiatives in our business with relatively larger SMEs and medium-sized enterprises (quasi listed companies):

•	Providing financial solutions to address customer’s managerial challenges

•	Promoting comprehensive solutions business by reinforcing capabilities to deeply understand customer’s business and financial conditions and by enhancing headquarters’ marketing capabilities

•	Making full use of capabilities for corporate finance

•	Enhancing capabilities for responding to financing needs

•	Strengthening initiatives to address needs for domestic and/or foreign remittance and exchange business beginning with finding out trade flow

•	Responding proactively to needs of business with overseas Japanese customers through sales promotions to its headquarters in Japan and strengthening collaboration between domestic and overseas offices

•	Continuing initiatives that address business owners’ needs such as business succession, etc., and strengthening business with employees of corporate customers

•	Responding proactively to business with new corporate customers by leveraging the “substantive one bank” synergies

We are focusing on the following initiatives in our business with SME and corporate owners:

•	Strengthening relationship fundamentally with “company owners”

•	Obtaining “main bank status” for both corporate and personal banking business by strengthening sales promotions by branch/division general managers

•	Enhancing “quality” of business

•	Deepening and widening types of both corporate and personal banking business through collaboration between banking, trust and securities functions

•	Increasing “quantity” of business

•	Expanding customer base through loan and settlement business

•	Solidifying business base

•	Enhancing infrastructure that supports a framework for efficient business promotion

•	Training personnel to develop capability of sustaining “both corporate and personal banking business”

We are focusing on the following initiatives in personal banking:

•	Expanding customer base for asset management business by strengthening sales capabilities of financial consultants

•	Promoting cross-selling by identifying customer needs properly

•	Obtaining ancillary business derived from housing loans

•	Reinforcing sales of card loans, level premium payment insurance, etc. to customers at branches

•	Increasing housing loan volume to customers with high credit profile

•	Promoting competitive products such as housing loans with insurance covering eight major illnesses, loans facilitated for both second homes and renovations

•	Obtaining individual customers via major housing developers

•	Developing efficient systems for business promotion to employees of corporate customers

•	Introducing Mizuho’s internet banking service customized for the intra-net of corporate customers

•	Promoting global retail business

We are focusing on the following initiatives in securities business mainly with individual customers, SMEs and middle-market corporations:

•	Aiming to be regarded as the most trusted securities company by our customers

•	Improving profitability and expanding the business base by leveraging the characteristics of a “securities company coalition with a banking network”

•	Implementing initiatives for an early realization of merger synergies between Mizuho Investors Securities and Mizuho Securities

•	Marketing and collaboration framework

•	Increasing the quantity and enhancing the quality of promotions for customers based on collecting and/or providing information

•	Preparing for the commencement of a new collaboration scheme between Mizuho Bank and Mizuho Securities (former Mizuho Investors Securities)

•	Products and information

•	Enhancing capabilities to provide products and information to respond to diversified investment needs of customers

•	Human resources development

•	Conducting multifaceted and high-quality marketing to enhance customer satisfaction

•	Compliance

•	Enhancing further the compliance management framework responding to changes in the external environment

The Global Asset & Wealth Management Group

We are focusing on the following initiatives:

•	Increasing profitability by realizing “Mizuho Main Bank Project”

•	Reinforcing asset inheritance business

•	Promoting testamentary trusts and inheritance arrangement business

•	Focusing on corporate owners and high net worth individuals

•	Reducing the level of costs through cost structure reforms

•	Strengthening capabilities to provide trust services across the group

•	Training personnel to acquire specialized knowledge of trust services and products on a group-wide basis and expanding personnel exchanges across the group

•	Promoting further unification of back-office operations and infrastructure between Mizuho Bank and Mizuho Trust & Banking

Merger between Mizuho Securities and Mizuho Investors Securities

In May 2012, we announced that Mizuho Securities and Mizuho Investors Securities signed a merger agreement, and on January 4, 2013 we conducted the merger. The merger is intended to enhance our retail securities business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through a single full-line securities company.

In December 2012, we announced that we determined to turn Mizuho Securities into a directly-held subsidiary of Mizuho Financial Group and to conduct a transformation into a new group management structure, which enables each business strategy promotion unit to pursue planning and promotion of a group-wide strategy across the banking, trust and securities functions and other business areas, on the assumption that the change and the transformation will have been approved at the general meeting of shareholders of each of Mizuho Bank and Mizuho Corporate Bank, and among other things, filings will be made to, and permission will be obtained from, the relevant authorities in Japan and any foreign countries. The change is planned to be conducted in the first half of the fiscal year ending March 31, 2014.

Merger between Mizuho Bank and Mizuho Corporate Bank

In September 2011, we announced that we determined to achieve the goal of integration by merger, etc., between Mizuho Bank and Mizuho Corporate Bank and to proceed with further consideration and preparations of the details for actions toward such integration. In November 2011, we announced that we determined to conduct a merger between Mizuho Bank and Mizuho Corporate Bank by around the end of the first half of the fiscal year ending March 31, 2014, on the assumption that, among other things, filings will have been made to and permission obtained from the relevant authorities in Japan and any foreign countries, and signed a memorandum of understanding for further consideration and discussion of the details. In March 2012, we announced that we determined that the effective date of the merger shall be July 1, 2013. In addition to the merger, we will consider the possibility of an integration that includes Mizuho Trust & Banking.

Purpose of the merger

Through the merger between Mizuho Bank and Mizuho Corporate Bank, we aim to become able to provide directly and promptly diverse and functional financial services to both Mizuho Bank and Mizuho Corporate Bank customers, utilizing the current “strengths” and “advantages” of Mizuho Bank and Mizuho Corporate Bank, and to continue to improve customer services by further enhancing our group collaboration among the banking, trust and securities functions. At the same time, we aim to realize further enhancement of the integration of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.

Synergy effects to be achieved by merger

We aim to establish a new corporate structure and corporate governance structure, with which we will be able to utilize the following functions most effectively as the only financial group in Japan with banks, trust banks and securities companies under one umbrella, and thereby to improve further customer convenience.

Through the merger, we will invigorate business activity through a coordinated approach to customers and developing financial know-how within the group. We will also strengthen integrated group-wide operations, through having the same executive officer/general manager be responsible for the respective management units of Mizuho Financial Group, Mizuho Bank and Mizuho Corporate Bank and through a group-wide business promotional structure, and downsize personnel (by 3,000 employees) by integrating the functions that are common across the group and improving productivity. We will also aim to decrease the number of management personnel by approximately 20% by the time of the merger. We believe the foregoing measures will result in synergy effects in the form of a positive impact on revenues and cost reductions. These measures are to be implemented to accelerate initiatives under the Transformation Program.

In April 2012, we integrated various business functions of Mizuho Bank and Mizuho Corporate Bank prior to the effective date of the merger and began the “substantive one bank” structure, which included establishing a new organizational structure by unifying and reorganizing certain units, in order to realize the synergy effects of the merger as early as possible and ultimately to enhance our group profitability.

The Transformation Program (Aiming at Sustainable Growth)

In May 2010, we set our future vision to become the most trusted financial institution by our customers by focusing on the core function of a financial institution which is to contribute to social and economic development. In order to realize this vision, we will strive to further increase our corporate value through the implementation of the Transformation Program, which consists of the following initiatives:

•	Program for Improving Profitability: “Strengthen our competitive advantage”

We plan to strengthen growth of top-line profits through strategic allocation of management resources, reduce costs and pursue efficiency through a vigorous business review.

•	Program for Enhancing Financial Base: “Strengthen capital base and improve asset efficiency”

We plan to strengthen the quality and quantity of capital and improve our asset portfolio.

•	Program for Strengthening Front-line Business Capabilities: “Strengthen front-line business capabilities through improving efficiency and optimization”

We plan to downsize corporate management functions, improve efficiency of our business infrastructure, and strengthen our marketing front-line that engages in customer relations.

Each of these initiatives is described in more detail below.

Program for Improving Profitability

This program aims to establish competitive advantages through the strengthening of focused business areas and strategic allocation of management resources. The program consists of the following two parts:

Business strategy

We aim to strengthen top-line profits by thoroughly enhancing business areas where we have a competitive advantage and fields where growth potential is envisaged. In addition, we aim to strengthen fundamental profitability through capturing the various needs of our customers in and out of Japan as a strategic business partner while facilitating financing. We will focus on the following:

•	Strategic expansion in business areas where we have strengths, including the Tokyo Metropolitan Area and transactions with large corporate customers:

The Tokyo Metropolitan Area: Transactions with corporate customers

•	Strengthen initiatives for SME business through proposing comprehensive solutions in response to the management challenges of our customers; and

•	Strengthen initiatives for business-owner customers and blue-chip land and property owners and similar customers.

The Tokyo Metropolitan Area: Transactions with individual customers

•	Strengthen initiatives for loans to individuals, including housing loans, and made Orico an affiliate of ours in September 2010;

•	Increase assets under management of individual customers through collaboration among banking, trust and securities functions; and

•	Improve the services and accessibility of the retail business of Mizuho Trust & Banking through utilization of Mizuho Bank’s network.

Transactions with Large Corporate Customers

•	Proactively be involved in corporate customers’ business and financial strategies taken in response to changes in industrial structure.

•	Strengthening of initiatives for the “Asia” region which we believe has high growth potential:

Japanese customers

•	Provide various solutions for global strategies of our customers, including SMEs.

Non-Japanese customers

•	Pursue lending opportunities with blue-chip customers in response to their financial strategy needs; and

•	Enhance capabilities for our securities business.

•	Strengthening of asset management business, mainly targeting individual financial assets and pension assets:

Individuals

•	Increase market share based on balance of investment products (AUM) by increasing sales mainly through group collaboration.

Pension and related businesses

•	Strengthen initiatives primarily for corporate pensions and public corporations through share-up and share-in in existing commissioned pension trusts primarily among our main bank customers.

•

Provision of sophisticated financial solutions through seamless utilization of the full-line services of banking, trust and securities functions, and focus on global collaboration, M&A marketing and capital management solicitation.

Cost reduction through vigorous review of our businesses and reallocation of management resources to focused strategic business areas

We aim to reduce costs through unification and optimization of our group’s management infrastructure (general and administrative expenses of principal banking subsidiaries on a combined basis (Japanese GAAP): aim to decrease by approximately ¥50 billion compared with the fiscal year ended March 31, 2010) and reallocate management resources, such as human resources (approximately 1,000 staff), to strategic areas, such as the Tokyo Metropolitan Area and customer groups in Asia.

Program for Enhancing Financial Base

This program aims to strengthen the quality and quantity of capital and improve asset efficiency, including significant reduction of our equity portfolio. The program consists of the following two parts:

Strengthening of capital base

We aim to maintain our current priority on the strengthening of a stable capital base in light of on-going global discussions on the revision of capital regulations. We will focus on the following:

•	Accumulation of retained earnings through implementation of “Program for Improving Profitability”;

•	Implementation of appropriate capital management; and

•	Consideration of various measures in light of regulatory developments.

Improvement of asset portfolio

We aim to strategically reallocate risk-weighted assets together with improving our asset efficiency and further strengthening our risk management. We plan to:

•	Allocate risk-weighted assets to focused strategic business areas through thorough review of noncustomer assets and low-return assets;

•	Aim to reduce our equity portfolio by ¥1 trillion compared with the balance as of March 31, 2010 on an acquisition cost basis (Japanese GAAP); and

•	Improve our asset quality and streamline our balance sheet.

Program for Strengthening Front-line Business Capabilities

This program aims to strengthen front-line business capabilities through downsizing and rationalization of corporate management functions and improving efficiency of our business infrastructure. The program consists of the following two parts:

Redeployment of personnel to the marketing front-line

We seek to consolidate and reorganize corporate planning and product functions of each of our group companies. We seek to strengthen our governing function, as a holding company, over the group, improve efficiency of management controls and expedite our decision making and deploy approximately 1,000 staff currently engaged mainly in corporate management functions to the marketing front-line through a unification of functions. We will focus on the following:

•	Unification of our group’s planning functions, including human resources, administration, IT systems and operations; and

•	Review and reorganization of overlapping functions in financial product areas at Mizuho Bank and Mizuho Corporate Bank.

Improvement of business infrastructure efficiency

We seek to facilitate consolidation of operational processing functions under the “consolidation and efficiency improvement policy.” At the same time, we seek to realize fundamental streamlining of cost structure with a focus on IT systems-related costs. We will focus on the following:

•	Unification of our group’s IT systems and operations units, such as budgeting functions, with the aim to maximize investment returns;

•

Pursuit of higher efficiency through consolidation of operations across group entities, including consolidation among operational centers and within joint branches of Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking; and

•	Facilitation of the unification of group-wide IT systems by releasing a new IT systems platform with the goal of lower future costs.

Others

Exposure to Troubled European Economies

In Europe, fiscal problems in certain countries are affecting the financial system and the real economy, and the uncertainty concerning European economic activity has clearly become significant and presents a risk of a downturn in the world economy. These countries include Greece, Ireland, Italy, Portugal and Spain. As of September 30, 2012, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries had no holdings of sovereign bonds issued by these countries and had a total of approximately $3.9 billion in exposure to obligors in such countries. The breakdown by country and by type of obligor was as follows:

As of September 30, 2012
(in billions of US dollars)
Greece	$0.1
Sovereign	—
Financial institutions	—
Others	0.1
Ireland	0.4
Sovereign	—
Financial institutions	0.1
Others	0.3
Italy(2)	1.7
Sovereign	0.1
Financial institutions	0.1
Others	1.5
Portugal	0.3
Sovereign	—
Financial institutions	—
Others	0.3
Spain(2)	1.4
Sovereign	—
Financial institutions	0.0
Others	1.4
Total	$3.9
Sovereign	0.1
Financial institutions(3)	0.2
Others	3.6

Notes:

(1)	Figures in the above table are on a managerial accounting basis.
(2)	The obligors in Italy and Spain to which we had exposure consist mainly of highly rated large corporations.
(3)	Our exposure to financial institutions that are not state-owned is minimal.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,		Increase (decrease)
	2011	2012
	(in billions of yen)
Interest and dividend income	¥706	¥707	¥1
Interest expense	208	202	(6)

Net interest income	498	505	7
Provision (credit) for loan losses	(7)	18	25

Net interest income after provision (credit) for loan losses	505	487	(18)
Noninterest income	622	763	141
Noninterest expenses	716	672	(44)

Income before income tax expense	411	578	167
Income tax expense	38	263	225

Net income	373	315	(58)
Less: Net income (loss) attributable to noncontrolling interests	(5)	2	7

Net income attributable to MHFG shareholders	¥378	¥313	¥(65)

Executive Summary

Net interest income increased by ¥7 billion, or 1.4%, from the six months ended September 30, 2011 to ¥505 billion in the six months ended September 30, 2012 due to a decrease in interest expense of ¥6 billion and an increase in interest and dividend income of ¥1 billion. The decrease in interest expense was due mainly to decreases in interest expenses on long-term debt and trading account liabilities, offset in part by an increase in interest expense on short-term borrowings. The decrease in interest expense on long-term debt was due mainly to a decline in the average yields reflecting a decline in interest rate levels. The decrease in interest expense on trading account liabilities was due to a decline in the average yields and a decrease in the average balance. The increase in interest expense on short-term borrowings was due mainly to an increase in average balance. The increase in interest and dividend income was due mainly to an increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions as well as loans, offset in part by a decrease in interest and dividend income from trading account assets and investments. The increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a rise in the average yields reflecting a rise in short-term market interest rate levels. The increase in interest income from loans was due mainly to an increase in the average balance of foreign loans, offset in part by a decline in the average yields of domestic loans reflecting a decline in interest rate levels. The decrease in interest income from trading account assets was due mainly to a decline in average yields reflecting a decline in interest rate levels, offset in part by an increase in the average balance. The decrease in interest and dividend income from investments was due mainly to a decline in average yields, reflecting a decline in interest rate levels, offset in part by an increase in average balance. We recorded a provision for loan losses of ¥18 billion in the six months ended September 30, 2012 compared to a credit of ¥7 billion in the corresponding period in the previous year.

Noninterest income increased by ¥141 billion, or 22.7%, from the six months ended September 30, 2011 to ¥763 billion in the six months ended September 30, 2012 due mainly to investment gains—net of ¥46 billion in the six months ended September 30, 2012, compared to investment losses—net of ¥40 billion in the corresponding period in the previous year and an increase of ¥68 billion in trading account gains—net, offset in part by a decrease of ¥30 billion in foreign exchange gains—net. The change in investment gains (losses)—net was due mainly to an increase in investment gains related to bonds and a decrease in investment losses related to equity securities. The increase in investment gains related to bonds was due mainly to an increase in gains on sales of bonds. The decrease in investment losses related to equity securities was due mainly to a decrease in impairment losses on equity securities. The increase in trading account gains—net was due mainly to gains earned by securities subsidiaries and an increase in gains related to foreign currency denominated available-for-sale securities for which the fair value option was elected. The decrease in foreign exchange gains—net was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2012.

Noninterest expenses decreased by ¥44 billion, or 6.1%, from the six months ended September 30, 2011 to ¥672 billion in the six months ended September 30, 2012 due mainly to decreases in general and administrative expenses, other noninterest expenses and salaries and employee benefits. The decrease in general and administrative expenses was due mainly to the reduction of IT-related costs, outsourcing costs and rents. The decrease in other noninterest expenses was due mainly to a decrease in losses incurred by Mizuho Bank related to financial alternative dispute resolutions in relation to customer complaints arising from currency derivative transactions. The decrease in salaries and employee benefits was due mainly to the downsizing of personnel realized by the synergy effect of the “substantive one bank” initiative and the effect of decreased employee retirement benefit expenses as a result of a decrease in amortization of net actuarial loss.

As a result of the foregoing, income before income tax expense increased by ¥167 billion, or 40.6%, from the six months ended September 30, 2011 to ¥578 billion in the six months ended September 30, 2012. Income tax expense increased by ¥225 billion, or 592.1%, from the six months ended September 30, 2011 to ¥263 billion in the six months ended September 30, 2012. The increase in income tax expense was due mainly to the absence of net operating loss carryforwards and a decrease in deferred tax assets. Net income decreased by ¥58 billion, or 15.5%, from the six months ended September 30, 2011 to ¥315 billion in the six months ended September 30, 2012. We had net income attributable to noncontrolling interests of ¥2 billion in the six months ended September 30, 2012 compared to net loss attributable to noncontrolling interests of ¥5 billion in the corresponding period in the previous fiscal year.

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥65 billion, or 17.2%, from the corresponding period in the previous fiscal year to ¥313 billion in the six months ended September 30, 2012.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,						Increase (decrease)
	2011			2012
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥4,648	¥9	0.37%	¥5,434	¥9	0.33%	¥786	¥0	(0.04)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	15,137	22	0.29	15,872	30	0.37	735	8	0.08
Trading account assets	16,902	94	1.11	19,287	86	0.89	2,385	(8)	(0.22)
Investments	41,075	116	0.56	42,699	114	0.53	1,624	(2)	(0.03)
Loans	63,452	465	1.46	65,361	468	1.43	1,909	3	(0.03)

Total interest-earning assets	141,214	706	1.00	148,653	707	0.95	7,439	1	(0.05)

Deposits	76,658	64	0.17	79,391	63	0.16	2,733	(1)	(0.01)
Debentures	156	0	0.43	0	0	0.00	(156)	0	(0.43)
Short-term borrowings(1)	37,396	37	0.19	42,548	44	0.21	5,152	7	0.02
Trading account liabilities	4,897	15	0.60	3,975	10	0.50	(922)	(5)	(0.10)
Long-term debt	8,885	92	2.06	8,758	85	1.93	(127)	(7)	(0.13)

Total interest-bearing liabilities	127,992	208	0.32	134,672	202	0.30	6,680	(6)	(0.02)

Net	¥13,222	¥498	0.68	¥13,981	¥505	0.65	¥759	¥7	(0.03)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Interest and dividend income increased by ¥1 billion, or 0.1%, from the six months ended September 30, 2011 to ¥707 billion in the six months ended September 30, 2012 due mainly to an increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions as well as loans, offset in part by a decrease in interest and dividend income from trading account assets and investments. The increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a rise in the average yields reflecting a rise in short-term market interest rate levels. The increase in interest income from loans was due mainly to an increase in the average balance of foreign loans, offset in part by a decline in the average yields of domestic loans reflecting a decline in interest rate levels. The decrease in interest income from trading account assets was due mainly to a decline in the average yields reflecting a decline in interest rate levels, offset in part by an increase in the average balance. The decrease in interest and dividend income from investments was due mainly to a decline in the average yields reflecting a decline in interest rate levels, offset in part by an increase in the average balance. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥65 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥66 billion, resulting in the ¥1 billion increase in interest and dividend income.

Interest expense decreased by ¥6 billion, or 2.9%, from the six months ended September 30, 2011 to ¥202 billion in the six months ended September 30, 2012 due mainly to decreases in interest expense on long-term debt and trading account liabilities, offset in part by an increase in interest expense on short-term borrowings. The decrease in interest expense on long-term debt was due mainly to a decline in the average yields reflecting a decline in interest rate levels. The decrease in interest expense on trading account liabilities was due to a decline in the average yields and a decrease in the average balance. The increase in interest expense on short-term borrowings was due mainly to an increase in the average balance. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥14 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥8 billion, resulting in the ¥6 billion decrease in interest expense.

As a result of the foregoing, net interest income increased by ¥7 billion, or 1.4%, from the six months ended September 30, 2011 to ¥505 billion in the six months ended September 30, 2012. Average interest rate spread declined by 0.03% to 0.65% due mainly to declines in average yields on trading account assets and investments, which more than offset the effect of declines in average interest rates on long-term debt and trading account liabilities, all of which reflects a general decline in interest rate levels.

Provision (credit) for Loan Losses

We recorded a provision for loan losses of ¥18 billion in the six months ended September 30, 2012, compared to a credit of ¥7 billion in the six months ended September 30, 2011. Although the obligor categories improved as a whole mainly through our credit management activities, including business revitalization support for borrowers, the provision for loan losses increased due mainly to the deterioration of credit status of certain borrowers.

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,		Increase (decrease)
	2011	2012
	(in billions of yen)
Fees and commissions:
Fees and commissions from securities-related business	¥59	¥52	¥(7)
Fees and commissions from remittance business	53	52	(1)
Fees and commissions from deposits, debentures and lending business	42	49	7
Trust fees	23	22	(1)
Fees for other customer services	98	101	3

Total fees and commissions income	275	276	1

Foreign exchange gains (losses)—net	68	38	(30)
Trading account gains (losses)—net	259	327	68
Investment gains (losses)—net	(40)	46	86
Investment gains (losses) related to bonds	30	72	42
Investment gains (losses) related to equity securities	(54)	(35)	19
Others	(16)	9	25
Gains on disposal of premises and equipment	10	8	(2)
Other noninterest income	50	68	18

Total noninterest income	¥622	¥763	¥141

Noninterest income increased by ¥141 billion, or 22.7%, from the six months ended September 30, 2011 to ¥763 billion in the six months ended September 30, 2012. The increase was due mainly to investment gains—net of ¥46 billion in the six months ended September 30, 2012, compared to investment losses—net of ¥40 billion in the corresponding period in the previous year and an increase of ¥68 billion in trading account gains—net, offset in part by a decrease of ¥30 billion in foreign exchange gains—net.

Investment Gains (Losses)—Net

Investment gains (losses)—net was a gain of ¥46 billion in the six months ended September 30, 2012 compared to a loss of ¥40 billion in the corresponding period in the previous year. The change was due to an increase in investment gains related to bonds of ¥42 billion, or 140.0%, from the six months ended September 30, 2011 to ¥72 billion in the six months ended September 30, 2012 and a decrease in investment losses related to equity securities of ¥19 billion, or 35.2%, from the six months ended September 30, 2011 to ¥35 billion in the six months ended September 30, 2012. The increase in investment gains related to bonds was due mainly to an increase in gains on sales of bonds for the six months ended September 30, 2012, which reflected a larger decline in market interest rates during the six months ended September 30, 2012 compared to the corresponding period in the previous fiscal year. The decrease in investment losses related to equity securities was due mainly to a decrease in impairment losses on equity securities.

Trading Account Gains (Losses)—Net

Trading account gains—net increased by ¥68 billion, or 26.3%, from the six months ended September 30, 2011 to ¥327 billion in the six months ended September 30, 2012. The increase was due mainly to robust gains mainly in bond trading in the securities subsidiaries and an increase in gains related to foreign currency denominated available-for-sale securities for which the fair value option was elected.

Foreign Exchange Gains (Losses)—Net

Foreign exchange gains—net decreased by ¥30 billion, or 44.1%, from the six months ended September 30, 2011 to ¥38 billion in the six months ended September 30, 2012. The decrease was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2012.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,		Increase (decrease)
	2011	2012
	(in billions of yen)
Salaries and employee benefits	¥291	¥277	¥(14)
General and administrative expenses	239	220	(19)
Occupancy expenses	80	84	4
Fees and commission expenses	57	58	1
Provision (credit) for losses on off-balance-sheet instruments	(10)	(11)	(1)
Other noninterest expenses	59	44	(15)

Total noninterest expenses	¥716	¥672	¥(44)

Noninterest expenses decreased by ¥44 billion, or 6.1%, from the six months ended September 30, 2011 to ¥672 billion in the six months ended September 30, 2012. This decrease was due mainly to decreases of ¥19 billion in general and administrative expenses, ¥15 billion in other noninterest expenses and ¥14 billion in salaries and employee benefits.

General and Administrative Expenses

General and administrative expenses decreased by ¥19 billion, or 7.9%, from the six months ended September 30, 2011 to ¥220 billion in the six months ended September 30, 2012. The decrease was due mainly to the reduction of IT-related costs, outsourcing costs and rents.

Other Noninterest Expenses

Other noninterest expenses decreased by ¥15 billion, or 25.4%, from the six months ended September 30, 2011 to ¥44 billion in the six months ended September 30, 2012. The decrease was due mainly to a decrease in losses incurred by Mizuho Bank related to financial alternative dispute resolutions in relation to customer complaints arising from currency derivative transactions.

Salaries and Employee Benefits

Salaries and employee benefits decreased by ¥14 billion, or 4.8%, from the six months ended September 30, 2011 to ¥277 billion in the six months ended September 30, 2012 due mainly to the downsizing of personnel realized by the synergy effect of the “substantive one bank” initiative and the effect of decreased employee retirement benefit expenses as a result of a decrease in amortization of net actuarial loss that primarily reflects past increases in the fair value of plan assets.

Income Tax Expense

Income tax expense increased by ¥225 billion, or 592.1%, from the six months ended September 30, 2011 to ¥263 billion in the six months ended September 30, 2012. The increase was due to increases of ¥107 billion in current tax expense and ¥118 billion in deferred tax expense. The increase in current tax expense was due mainly to the absence of net operating loss carryforwards. The increase in deferred tax expense was due mainly to a decrease in deferred tax assets, net of valuation allowance, due primarily to a decrease in our estimation of future tax benefits as a result of the decrease in net unrealized gains on available-for-sale securities reflecting primarily the decline in domestic stock markets.

	Six months ended September 30,		Increase (decrease)
	2011	2012
	(in billions of yen)
Income before income tax expense	¥411	¥578	¥167
Income tax expense	38	263	225
Current tax expense	21	128	107
Deferred tax expense	17	135	118

Net income	373	315	(58)
Less: Net income (loss) attributable to noncontrolling interests	(5)	2	7

Net income attributable to MHFG shareholders	¥378	¥313	¥(65)

Net Income (Loss) Attributable to Noncontrolling Interests

We recorded net income attributable to noncontrolling interests of ¥2 billion in the six months ended September 30, 2012 compared to net loss attributable to noncontrolling interests of ¥5 billion in the corresponding period in the previous fiscal year. The change was due mainly to the allocation of income gained by our securities subsidiary in the six months ended September 30, 2012 that recorded losses in the corresponding period in the previous fiscal year.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥65 billion, or 17.2%, from the corresponding period in the previous fiscal year to ¥313 billion in the six months ended September 30, 2012.

Business Segments Analysis

Our operating segments are based on the nature of the products and services provided, the type of customer and our management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring losses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 16 to our consolidated financial statements included elsewhere in this report.

We manage our business portfolio through three Global Groups: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. Operating segments of Mizuho Corporate Bank and Mizuho Bank are aggregated within each entity based on customer characteristics and functions. Operating segments of Mizuho Corporate Bank are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of Mizuho Bank are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

Beginning on April 1, 2012, with the implementation of the “substantive one bank” structure, in addition to managing our business portfolio through the three Global Groups as described above, we have also begun managing Mizuho Bank and Mizuho Corporate Bank as one entity substantively with four reportable segments: retail banking; corporate banking; international; and trading and others. In addition, we conducted the merger between Mizuho Securities and Mizuho Investors Securities on January 4, 2013 to enhance our retail securities business in Japan, rationalize and streamline management infrastructure and provide securities functions in a unified manner through a single full-line securities company.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities, but includes Mizuho Securities’ subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also includes elimination of transactions between companies within the Global Corporate Group.

The Global Retail Group

Mizuho Bank

Mizuho Bank is the main operating company of the Global Retail Group. Mizuho Bank provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branches and ATM network.

Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Mizuho Bank’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Bank.

Mizuho Investors Securities

Mizuho Investors Securities offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

Others

This segment consists of Mizuho Bank’s subsidiaries other than Mizuho Investors Securities. These subsidiaries, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group. This segment also includes elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Others

This segment includes companies other than Mizuho Trust & Banking that are a part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd., which is an equity-method affiliate, and Mizuho Private Wealth Management Co., Ltd. They offer products and services related to trust and custody, asset management and private banking. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc. and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments is derived from our internal management reporting system.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2012 were ¥1,104.0 billion, an increase of ¥113.5 billion compared to the six months ended September 30, 2011. Consolidated general and administrative expenses (excluding non-recurring losses) for the six months ended September 30, 2012 were ¥570.7 billion, a decrease of ¥28.1 billion compared to the six months ended September 30, 2011. Consolidated net business profits for the six months ended September 30, 2012 were ¥499.3 billion, an increase of ¥147.9 billion compared to the six months ended September 30, 2011.

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring losses) and net business profits for the Global Corporate Group for the six months ended September 30, 2011 and 2012:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2011(1):
Gross profits:
Net interest income (expenses)	¥86.3	¥41.2	¥62.5	¥190.0	¥(2.9)	¥40.2	¥227.3
Net noninterest income	63.7	41.3	52.7	157.7	63.8	23.0	244.5

Total	150.0	82.5	115.2	347.7	60.9	63.2	471.8
General and administrative expenses	44.2	31.4	41.2	116.8	76.8	35.6	229.2
Others	—	—	—	—	—	(26.3)	(26.3)

Net business profits (losses)	¥105.8	¥51.1	¥74.0	¥230.9	¥(15.9)	¥1.3	¥216.3

Six months ended September 30, 2012(1):
Gross profits:
Net interest income (expenses)	¥79.3	¥53.6	¥60.0	¥192.9	¥(3.7)	¥44.8	¥234.0
Net noninterest income	57.8	53.8	82.2	193.8	75.9	25.2	294.9

Total	137.1	107.4	142.2	386.7	72.2	70.0	528.9
General and administrative expenses	41.2	32.8	40.5	114.5	62.7	36.1	213.3
Others	—	—	—	—	—	(26.9)	(26.9)

Net business profits	¥95.9	¥74.6	¥101.7	¥272.2	¥9.5	¥7.0	¥288.7

Note:

(1)	For the six months ended September 30, 2012, with the implementation of the “substantive one bank” structure, new managerial accounting rules have been applied to the calculation of the respective gross profits and net business profits of the domestic, international, and trading and others segments, and recalculation of prior year figures has been made accordingly.

Six months ended September 30, 2012 compared to six months ended September 30, 2011

Gross profits for Mizuho Corporate Bank for the six months ended September 30, 2012 were ¥386.7 billion, an increase of ¥39.0 billion, or 11.2%, compared to the six months ended September 30, 2011. The increase was attributable mainly to an increase in gross profits from trading and other operations of ¥27.0 billion due mainly to robust gross profits from the banking business as a result of timely asset-and-liability management operations in response to domestic and international interest rate movements. Gross profits from international operations also increased by ¥24.9 billion, reflecting significant increases in both net interest income and net noninterest income in Asia as well as a more modest increase in the Americas and Europe. These increases were offset in part by the decrease in gross profits from domestic operations of ¥12.9 billion due mainly to the decrease in both net interest income, reflecting a decrease in deposit income as a result of a decline in market interest rates, and net noninterest income, reflecting a decline in income from our solutions business.

General and administrative expenses for Mizuho Corporate Bank for the six months ended September 30, 2012 decreased by ¥2.3 billion, or 2.0%, compared to the six months ended September 30, 2011 to ¥114.5 billion due mainly to our group-wide cost reduction efforts.

Mizuho Securities recorded net business profits of ¥9.5 billion for the six months ended September 30, 2012 compared to a net business losses of ¥15.9 billion for the six months ended September 30, 2011 due mainly to a decrease in costs as a result of the reduction in personnel implemented in the fiscal year ended March 31, 2012 and other measures under the Business Foundation Restructuring Program and strong performance in fixed income trading, which was offset in part by a decrease in commissions related to sales of investment trusts and brokerage income, reflecting depressed market conditions.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the six months ended September 30, 2012 increased by ¥72.4 billion, or 33.5%, compared to the six months ended September 30, 2011 to ¥288.7 billion.

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring losses) and net business profits for the Global Retail Group for the six months ended September 30, 2011 and 2012:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2011(1):
Gross profits:
Net interest income	¥113.6	¥128.1	¥30.9	¥272.6	¥0.4	¥18.7	¥291.7
Net noninterest income	12.1	64.3	33.2	109.6	21.0	4.4	135.0

Total	125.7	192.4	64.1	382.2	21.4	23.1	426.7
General and administrative expenses	105.7	112.1	58.5	276.3	20.5	6.3	303.1
Others	—	—	—	—	—	(7.4)	(7.4)

Net business profits	¥20.0	¥80.3	¥5.6	¥105.9	¥0.9	¥9.4	¥116.2

Six months ended September 30, 2012(1):
Gross profits:
Net interest income	¥106.2	¥117.7	¥37.8	¥261.7	¥0.4	¥18.6	¥280.7
Net noninterest income	14.1	73.6	84.8	172.5	22.0	4.1	198.6

Total	120.3	191.3	122.6	434.2	22.4	22.7	479.3
General and administrative expenses	106.3	110.5	48.3	265.1	20.1	5.0	290.2
Others	—	—	—	—	—	(6.7)	(6.7)

Net business profits	¥14.0	¥80.8	¥74.3	¥169.1	¥2.3	¥11.0	¥182.4

Note:

(1)	For the six months ended September 30, 2012, with the implementation of the “substantive one bank” structure, new managerial accounting rules have been applied to the calculation of the respective gross profits and net business profits of the retail banking, corporate banking, and trading and others segments, and recalculation of prior year figures has been made accordingly.

Six months ended September 30, 2012 compared to six months ended September 30, 2011

Gross profits for Mizuho Bank for the six months ended September 30, 2012 increased by ¥52.0 billion, or 13.6%, from the six months ended September 30, 2011 to ¥434.2 billion. The increase was due mainly to an increase in gross profits from trading and other operations of ¥58.5 billion, reflecting robust gross profits from asset-and-liability management operations in response to domestic and international market interest rate movements. The increase more than offset decreases in gross profits from retail banking and corporate banking of ¥5.4 billion and ¥1.1 billion, respectively. The decrease in gross profits from retail banking was due mainly to a decrease in deposit income as a result of a decline in market interest rates, which was offset in part by an increase in noninterest income from sales of investment trusts and insurance products. The decrease in gross profits from corporate banking was due mainly to a decline in net interest income resulting from declines in income from loans and deposit income, which was offset in part by an increase in noninterest income such as fees related to our solutions business.

General and administrative expenses for Mizuho Bank for the six months ended September 30, 2012 decreased by ¥11.2 billion, or 4.1%, compared to six months ended September 30, 2011 to ¥265.1 billion due mainly to our group-wide cost reduction efforts.

Net business profits for Mizuho Investors Securities for the six months ended September 30, 2012 increased by ¥1.4 billion, or 155.6%, from the six months ended September 30, 2011 to ¥2.3 billion due mainly to an increase in trading income, which was offset in part by decreases in commissions related to sales of investment trusts and brokerage income, reflecting depressed market conditions.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the six months ended September 30, 2012 increased by ¥66.2 billion, or 57.0%, compared to the six months ended September 30, 2011 to ¥182.4 billion.

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring losses) and net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2011 and 2012:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Six months ended September 30, 2011:
Gross profits(1):
Net interest income	¥21.4	¥0.5	¥21.9
Net noninterest income	40.9	23.5	64.4

Total	62.3	24.0	86.3
General and administrative expenses	39.6	19.9	59.5
Others	—	(0.9)	(0.9)

Net business profits	¥22.7	¥3.2	¥25.9

Six months ended September 30, 2012:
Gross profits(1):
Net interest income (expenses)	¥21.1	¥(0.7)	¥20.4
Net noninterest income	38.1	23.2	61.3

Total	59.2	22.5	81.7
General and administrative expenses	37.1	19.8	56.9
Others	—	(0.9)	(0.9)

Net business profits	¥22.1	¥1.8	¥23.9

Note:

(1)	Before credit-related costs for trust accounts.

Six months ended September 30, 2012 compared to six months ended September 30, 2011

Gross profits from Mizuho Trust & Banking for the six months ended September 30, 2012 decreased by ¥3.1 billion, or 5.0%, from the six months ended September 30, 2011 to ¥59.2 billion. The decrease was due mainly to a decrease in income from trust and asset management.

General and administrative expenses for Mizuho Trust & Banking for the six months ended September 30, 2012 decreased by ¥2.5 billion, or 6.3%, from the six months ended September 30, 2011 to ¥37.1 billion due mainly to our group-wide cost reduction efforts.

As a result mainly of the foregoing, net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2012 decreased by ¥2.0 billion, or 7.7%, compared to the six months ended September 30, 2011 to ¥23.9 billion.

“Substantive One Bank” Structure

	Mizuho Bank and Mizuho Corporate Bank (“Substantive One Bank” Structure)
	Retail banking	Corporate banking	International	Trading and others	Total
	(in billions of yen)
Six months ended September 30, 2011:
Gross profits:
Net interest income	¥113.6	¥214.4	¥41.2	¥93.4	¥462.6
Net noninterest income	12.1	128.0	41.3	85.9	267.3

Total	125.7	342.4	82.5	179.3	729.9
General and administrative expenses	105.7	156.3	31.4	99.7	393.1
Others	—	—	—	—	—

Net business profits	¥20.0	¥186.1	¥51.1	¥79.6	¥336.8

	Mizuho Bank and Mizuho Corporate Bank (“Substantive One Bank” Structure)
	Retail banking	Corporate banking	International	Trading and others	Total
	(in billions of yen)
Six months ended September 30, 2012:
Gross profits:
Net interest income	¥106.2	¥197.0	¥53.6	¥97.8	¥454.6
Net noninterest income	14.1	131.4	53.8	167.0	366.3

Total	120.3	328.4	107.4	264.8	820.9
General and administrative expenses	106.3	151.7	32.8	88.8	379.6
Others	—	—	—	—	—

Net business profits	¥14.0	¥176.7	¥74.6	¥176.0	¥441.3

Financial Condition

Assets

Our assets as of March 31, 2012 and September 30, 2012 were as follows:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
	(in billions of yen)
Cash and due from banks	¥1,217	¥1,190	¥(27)
Interest-bearing deposits in other banks	6,147	7,086	939
Call loans and funds sold	249	327	78
Receivables under resale agreements	7,122	8,813	1,691
Receivables under securities borrowing transactions	6,406	6,447	41
Trading account assets	30,946	32,891	1,945
Investments	44,044	40,504	(3,540)
Loans	65,989	65,678	(311)
Allowance for loan losses	(683)	(666)	17

Loans, net of allowance	65,306	65,012	(294)
Premises and equipment—net	1,105	1,081	(24)
Due from customers on acceptances	77	73	(4)
Accrued income	246	232	(14)
Goodwill	6	6	0
Intangible assets	70	67	(3)
Deferred tax assets	837	823	(14)
Other assets	2,584	2,617	33

Total assets	¥166,362	¥167,169	¥807

Total assets as of September 30, 2012 were generally unchanged compared to those as of the end of the previous fiscal year due mainly to increases of ¥1,945 billion in trading account assets, primarily U.S. Treasury bonds and Japanese government bonds, ¥1,691 billion in receivables under resale agreements and ¥939 billion in interest-bearing deposits in other banks being offset by a decrease of ¥3,540 billion in investments, primarily Japanese government bonds.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2012 and September 30, 2012:

	As of				Increase (decrease)
	March 31, 2012		September 30, 2012
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,587	11.5%	¥7,770	11.8%	¥183	0.3%
Construction and real estate	7,271	11.0	7,287	11.1	16	0.1
Services	3,981	6.0	4,033	6.1	52	0.1
Wholesale and retail	5,295	8.0	5,362	8.2	67	0.2
Transportation and communications	3,201	4.9	3,100	4.7	(101)	(0.2)
Banks and other financial institutions	3,501	5.3	3,413	5.2	(88)	(0.1)
Government and public institutions	6,912	10.5	6,145	9.3	(767)	(1.2)
Other industries(1)	4,319	6.5	4,156	6.3	(163)	(0.2)
Individuals	11,910	18.0	11,901	18.1	(9)	0.1
Mortgage loans	11,191	16.9	11,189	17.0	(2)	0.1
Other	719	1.1	712	1.1	(7)	0.0

Total domestic	53,977	81.7	53,167	80.8	(810)	(0.9)
Foreign:
Commercial and industrial	8,146	12.3	8,533	13.0	387	0.7
Banks and other financial institutions	3,343	5.1	3,417	5.2	74	0.1
Government and public institutions	522	0.8	538	0.8	16	0.0
Other(1)	91	0.1	118	0.2	27	0.1

Total foreign	12,102	18.3	12,606	19.2	504	0.9

Subtotal	66,079	100.0%	65,773	100.0%	(306)	—

Less: Unearned income and deferred loan fees—net	(90)		(95)		(5)

Total loans before allowance for loan losses	¥65,989		¥65,678		¥(311)

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses decreased by ¥311 billion from March 31, 2012 to ¥65,678 billion as of September 30, 2012. Loans to domestic borrowers decreased by ¥810 billion to ¥53,167 billion due primarily to a decrease in loans to government and public institutions attributable mainly to loans to the Japanese government, a decrease in loans to other industries and a decrease in loans to transportation and communications. These decreases were offset in part by an increase in loans to manufacturing.

Loans to foreign borrowers increased by ¥504 billion from March 31, 2012 to ¥12,606 billion as of September 30, 2012. The increase in loans to foreign borrowers was due primarily to an increase in loans to commercial and industrial borrowers, mainly in Asia, offset in part by the translation impact of the strengthening of the Japanese yen.

Within our loan portfolio, loans to domestic borrowers decreased from 81.7% to 80.8% while loans to foreign borrowers increased from 18.3% to 19.2%.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2012 and September 30, 2012 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2012		September 30, 2012
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥297	3.9%	¥267	3.4%	¥(30)	(0.5)%
Construction and real estate	205	2.8	230	3.2	25	0.4
Services	119	3.0	101	2.5	(18)	(0.5)
Wholesale and retail	201	3.8	187	3.5	(14)	(0.3)
Transportation and communications	53	1.7	51	1.6	(2)	(0.1)
Banks and other financial institutions	12	0.3	11	0.3	(1)	0.0
Other industries	4	0.0	5	0.1	1	0.1
Individuals	264	2.2	254	2.1	(10)	(0.1)

Total domestic	1,155	2.1	1,106	2.1	(49)	0.0
Foreign	155	1.3	204	1.6	49	0.3

Total impaired loans	¥1,310	2.0	¥1,310	2.0	¥0	0.0

Impaired loans were ¥1,310 billion as of September 30, 2012 which are basically unchanged from March 31, 2012. Impaired loans to domestic borrowers decreased by ¥49 billion due mainly to decreases in manufacturing, services and wholesale and retail as a result of upgrades related to some borrowers, offset in part by an increase in construction and real estate as a result of downgrades related to some borrowers. Impaired loans to foreign borrowers increased by ¥49 billion, primarily in Central and South America.

The percentage of impaired loans within gross total loans was 2.0% as of September 30, 2012 which is the same level compared to that as of March 31, 2012. The percentage of impaired loans net of allowance to gross total loans net of allowance increased slightly from 0.96% as of March 31, 2012 to 0.99% as of September 30, 2012, due mainly to a decrease in gross total loans net of allowance.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2012 and September 30, 2012:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥357	¥355	¥(2)
Allowance for loan losses on non-impaired loans (B)	326	311	(15)

Total allowance for loan losses (C)	683	666	(17)
Impaired loans requiring an allowance for loan losses (D)	1,079	1,074	(5)
Impaired loans not requiring an allowance for loan losses (E)	231	236	5
Non-impaired loans(2) (F)	64,769	64,463	(306)

Gross total loans (G)	¥66,079	¥65,773	¥(306)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	33.07%	33.10%	0.03%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.50	0.48	(0.02)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.03	1.01	(0.02)

Note:

(1)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥555 billion as of September 30, 2012 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥17 billion from March 31, 2012 to ¥666 billion as of September 30, 2012. This decrease was due to a decrease of ¥15 billion in the allowance for loan losses on non-impaired loans and a slight decrease of ¥2 billion in the allowance for loan losses on impaired loans. The allowance for loan losses on non-impaired loans decreased due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy although there is uncertainty about the business environment. The allowance for loan losses on impaired loans decreased slightly due to a decrease in impaired loans requiring an allowance for loan losses and an increase in impaired loans not requiring an allowance for loan losses. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.02% to 1.01%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 0.03% to 33.10%.

The primary factors behind the gap between the 2.5% decrease in allowance for loan losses and the 0.5% decrease in the balance of gross total loans as of September 30, 2012 compared to March 31, 2012 consisted mainly of the percentage decrease in allowance for loan losses, due primarily to an improvement of credit quality of non-impaired loans through our credit management activities, including business revitalization support for borrowers, being larger than the decrease in gross total loans.

The amount of impaired loans as of September 30, 2012 was generally unchanged compared to March 31, 2012 due to a decrease in domestic impaired loans being offset by an increase in foreign impaired loans.

Meanwhile, allowance for loan losses on impaired loans decreased by 0.6%. The primary factor underlying this difference was a decrease in impaired loans requiring an allowance for loan losses and an increase in impaired loans not requiring allowance for loan losses.

The coverage ratio for impaired loans decreased 1.3% as of September 30, 2012 compared to March 31, 2012. The decrease was due to the decrease in allowance for loan losses while the amount of impaired loans was generally unchanged as described in the paragraph above.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2011 and 2012:

	Six months ended September 30,		Increase (decrease)
	2011	2012
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥735	¥683	¥(52)
Provision (credit) for loan losses	(7)	18	25
Charge-offs	39	44	5
Recoveries	20	15	(5)

Net charge-offs	19	29	10
Others(1)	(11)	(6)	5

Balance at end of six-month period	¥698	¥666	¥(32)

Note:

(1)	“Others” include primarily foreign exchange translation.

We recorded a provision for loan losses of ¥18 billion in the six months ended September 30, 2012 compared to a credit for loan losses of ¥7 billion in the six months ended September 30, 2011. Although the obligor categories improved as a whole mainly through our credit management activities including business revitalization support for borrowers, the provision for loan losses increased due mainly to the deterioration of credit status of certain borrowers.

Charge-offs increased by ¥5 billion from the six months ended September 30, 2011 to ¥44 billion for the six months ended September 30, 2012. The increase was due to an increase in charge-offs of foreign loans, offset in part by a decrease in charge-offs of domestic loans. Recoveries decreased by ¥5 billion from the six months ended September 30, 2011 to ¥15 billion in the six months ended September 30, 2012. The decrease was due to decreases in recoveries on domestic and foreign loans.

Investments

The majority of our investments are available-for-sale securities, which as of March 31, 2012 and September 30, 2012 were as follows:

	As of						Increase (decrease)
	March 31, 2012			September 30, 2012
	Amortized cost	Fair value	Net unrealized gains	Amortized cost	Fair value	Net unrealized gains	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥38,405	¥38,467	¥62	¥34,665	¥34,764	¥99	¥(3,740)	¥(3,703)	¥37
Japanese government bonds	32,629	32,647	18	28,917	28,952	35	(3,712)	(3,695)	17
Other than Japanese government bonds	5,776	5,820	44	5,748	5,812	64	(28)	(8)	20
Equity securities (marketable)	1,832	2,792	960	1,775	2,363	588	(57)	(429)	(372)

Total	¥40,237	¥41,259	¥1,022	¥36,440	¥37,127	¥687	¥(3,797)	¥(4,132)	¥(335)

Available-for-sale securities decreased by ¥4,132 billion from March 31, 2012 to ¥37,127 billion as of September 30, 2012. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions of them and a decrease in equity securities due mainly to the decline in Japanese stock prices as of September 28, 2012 compared to those as of March 30, 2012. See note 3 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥27 billion from March 31, 2012 to ¥1,190 billion as of September 30, 2012. The decrease was due to net cash used in operating activities of ¥2,018 billion and net cash used in investing activities of ¥230 billion, offset in part by net cash provided by financing activities of ¥2,226 billion.

Liabilities

The following table shows our liabilities as of March 31, 2012 and September 30, 2012:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
	(in billions of yen)
Deposits	¥91,234	¥92,020	¥786
Due to trust accounts	560	616	56
Call money and funds purchased	5,669	5,660	(9)
Payables under repurchase agreements	12,173	14,080	1,907
Payables under securities lending transactions	7,841	9,339	1,498
Commercial paper	213	235	22
Other short-term borrowings	13,737	10,767	(2,970)
Trading account liabilities	16,977	16,045	(932)
Bank acceptances outstanding	77	73	(4)
Income taxes payable	34	120	86
Deferred tax liabilities	16	16	0
Accrued expenses	177	150	(27)
Long-term debt	8,462	8,296	(166)
Other liabilities	4,545	5,132	587

Total liabilities	¥161,715	¥162,549	¥834

Total liabilities as of September 30, 2012 were generally unchanged compared to those as of the end of the previous fiscal year due primarily to decreases of ¥932 billion in trading account liabilities, primarily short-term selling Japanese government bonds, and ¥166 billion in long-term debt, offset by increases of ¥786 billion in deposits and ¥504 billion in short-term borrowings. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2012 and September 30, 2012:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥11,357	¥11,196	¥(161)
Interest-bearing deposits	68,670	69,946	1,276

Total domestic deposits	80,027	81,142	1,115

Foreign:
Noninterest-bearing deposits	611	738	127
Interest-bearing deposits	10,596	10,140	(456)

Total foreign deposits	11,207	10,878	(329)

Total deposits	¥91,234	¥92,020	¥786

Deposits increased by ¥786 billion from March 31, 2012 to ¥92,020 billion as of September 30, 2012. Domestic deposits increased by ¥1,115 billion from March 31, 2012 to ¥81,142 billion as of September 30, 2012. Domestic interest-bearing deposits, mainly from individuals, increased by ¥1,276 billion, primarily time deposits and certificates of deposits, while noninterest-bearing deposits, mainly from Japanese companies, decreased by ¥161 billion. Foreign deposits decreased by ¥329 billion from March 31, 2012 to ¥10,878 billion as of September 30, 2012, due mainly to a decrease in interest-bearing deposits by ¥456 billion, offset in part by an increase in noninterest-bearing deposits by ¥127 billion.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2012 and September 30, 2012:

	As of						Increase (decrease)
	March 31, 2012			September 30, 2012
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥560	¥—	¥560	¥616	¥—	¥616	¥56	¥—	¥56
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	13,758	11,925	25,683	15,323	13,756	29,079	1,565	1,831	3,396
Commercial paper	115	98	213	124	111	235	9	13	22
Other short-term borrowings	13,557	180	13,737	10,761	6	10,767	(2,796)	(174)	(2,970)

Total short-term borrowings	¥27,990	¥12,203	¥40,193	¥26,824	¥13,873	¥40,697	¥(1,166)	¥1,670	¥504

Short-term borrowings increased by ¥504 billion from the end of the previous fiscal year to ¥40,697 billion as of September 30, 2012. Domestic short-term borrowings decreased by ¥1,166 billion due mainly to a decrease in other short-term borrowings, primarily short-term borrowings from the central bank, offset in part by an increase in payables under securities lending transactions. Foreign short-term borrowings increased by ¥1,670 billion due primarily to an increase in payables under repurchase agreements offset in part by the translation impact of the appreciation of the yen.

Equity

The following table shows a breakdown of equity as of March 31, 2012 and September 30, 2012:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥410	¥408	¥(2)
Common stock	5,428	5,430	2
Accumulated deficit	(1,606)	(1,369)	237
Accumulated other comprehensive income, net of tax	246	17	(229)
Treasury stock, at cost	(7)	(5)	2

Total MHFG shareholders’ equity	4,471	4,481	10
Noncontrolling interests	176	139	(37)

Total equity	¥4,647	¥4,620	¥(27)

Equity decreased by ¥27 billion from March 31, 2012 to ¥4,620 billion as of September 30, 2012 due mainly to a decrease in accumulated other comprehensive income, net of tax and a decrease in noncontrolling interests, offset in part by a decrease in accumulated deficit.

Accumulated other comprehensive income, net of tax decreased by ¥229 billion from the end of the previous fiscal year to ¥17 billion as of September 30, 2012 due primarily to a decrease in unrealized net gains on available-for-sale securities of ¥216 billion.

Noncontrolling interests decreased by ¥37 billion from the end of the previous fiscal year to ¥139 billion as of September 30, 2012.

Accumulated deficit decreased by ¥237 billion from the end of the previous fiscal year to ¥1,369 billion as of September 30, 2012. This decrease was due primarily to net income of ¥313 billion for the six months ended September 30, 2012, offset in part by dividend payments of ¥76 billion.

Preferred stock decreased by ¥2 billion from the end of the previous fiscal year to ¥408 billion as of September 30, 2012 as a result of the conversion of preferred stock to common stock.

Common stock increased by ¥2 billion from the end of the previous fiscal year to ¥5,430 billion as of September 30, 2012 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

Treasury stock, at cost, decreased by ¥2 billion from ¥7 billion at the end of the previous fiscal year to ¥5 billion as of September 30, 2012 primarily as a result of the disposal of treasury stock.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥786 billion, or 0.9%, from the end of the previous fiscal year to ¥92,020 billion as of September 30, 2012. Our average balance of deposits for the six months ended September 30, 2012 of ¥90,333 billion exceeded our average balance of loans for the same period by ¥24,972 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2012:

	As of December 31, 2012
	S&P				Moody’s
	Long-term		Short-term	Stand-alone credit profile	Long-term	Short-term	Financial strength
Mizuho Corporate Bank	A+	(1)	A-1	a	A1	P-1	C-
Mizuho Bank	A+	(1)	A-1	a	A1	P-1	C-
Mizuho Trust & Banking	A+	(1)	A-1	a	A1	P-1	C-

Note:

(1)	Negative outlook.

We source our funding in foreign currencies primarily from foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

In order to maintain an appropriate level of liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly ALM & market risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We have established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “normal” to “cause for concern” and “critical” categories and take appropriate actions based on such conditions. As of September 30, 2012, the balance of Japanese government bonds included within our investments was ¥29.0 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, new guidelines were implemented by the Financial Services Agency to comply with the new capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Mizuho Financial Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The new guidelines include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar. The new guidelines have been effective since the end of December 2011.

In December 2010, the Basel Committee issued the Basel III rules text (later revised in June 2011), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The standards will be phased in gradually. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines to be applied from March 31, 2013, which reflect certain rules in the Basel III text that have been effective since January 1, 2013.

In November 2011, the Financial Stability Board announced policy measures to address systemically important financial institutions (“SIFIs”), which were endorsed by the G20 Leaders at the Cannes summit. The policy measures include requirements for globally systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1, which would be in addition to the 7.0% Common Equity Tier 1 requirement (including capital conservation buffer). The additional loss absorbency requirements will initially apply to G-SIBs identified in November 2014. The requirements will be phased in starting in January 2016 with full implementation by January 2019. Also in November 2011, the Financial Stability Board identified an initial group of global systemically important financial institutions (“G-SIFIs”), namely 29 G-SIBs including us, using a methodology developed by Basel Committee on Banking Supervision, and announced that the group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. In November 2012, the list of G-SIBs was updated and it showed the allocation to buckets corresponding to their required level of additional loss absorbency. We were included in the list and were allocated to the bucket that would require 1.0% of additional loss absorbency.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel II rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2012 and September 30, 2012, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, are as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
	(in billions of yen, except percentages)
Tier 1 capital	¥6,398.9	¥6,290.6	¥(108.3)
Tier 2 capital included as qualifying capital	1,745.1	1,769.9	24.8
Deductions for total risk-based capital	(368.9)	(395.4)	(26.4)

Total risk-based capital	¥7,775.0	¥7,665.1	¥(109.9)

Risk-weighted assets	¥50,144.9	¥49,603.9	¥(540.9)
Tier 1 capital ratio	12.76%	12.68%	(0.08)%
Required Tier 1 capital ratio	4.00	4.00	—
Capital adequacy ratio	15.50	15.45	(0.05)
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of September 30, 2012 was 15.45%, a decrease of 0.05% compared to March 31, 2012. Our Tier 1 capital ratio as of September 30, 2012 was 12.68%, a decrease of 0.08% compared to March 31, 2012. Our capital adequacy ratio and Tier 1 capital ratio as of September 30, 2012 remained generally unchanged from March 31, 2012 due to the similar proportional rate of decreases of total risk-based capital, Tier 1 capital and risk-weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2012.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2012 and September 30, 2012:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥2,254.9	¥2,254.9	¥—
Capital surplus	1,109.7	1,109.5	(0.2)
Retained earnings	1,405.4	1,513.8	108.4
Minority interest in consolidated subsidiaries	1,941.4	1,760.1	(181.3)
Treasury stock	(7.0)	(4.7)	2.3
Dividends, etc.	(76.3)	(76.3)	(0.0)
Unrealized losses on other securities	—	(21.8)	(21.8)
Foreign currency translation adjustments	(102.8)	(103.9)	(1.0)
Other	(126.4)	(140.9)	(14.5)

Total Tier 1 capital	¥6,398.9	¥6,290.6	¥(108.3)

Tier 2 capital:
45% of unrealized gains on other securities	¥45.1	¥—	¥(45.1)
45% of revaluation reserve for land	102.5	101.7	(0.8)
General reserve for possible losses on loans, etc.	4.2	4.6	0.4
Debt capital, etc.	1,593.2	1,663.5	70.3

Total Tier 2 capital	1,745.1	1,769.9	24.8

Tier 2 capital included as qualifying capital	1,745.1	1,769.9	24.8

Deductions for total risk-based capital	(368.9)	(395.4)	(26.4)

Total risk-based capital	¥7,775.0	¥7,665.1	¥(109.9)

Our Tier 1 capital decreased by ¥108.3 billion from ¥6,398.9 billion as of March 31, 2012 to ¥6,290.6 billion as of September 30, 2012. The decrease was due mainly to redemptions in June 2012 of non-dilutive preferred securities issued by one of our overseas special purpose companies, offset in part by the increase in retained earnings as a result of net income recorded for the six months ended September 30, 2012.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of September 30, 2012, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,682.0 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of September 30, 2012 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital as of September 30, 2012
	(in billions of yen)
June 2014	¥205.4	(1)
June 2015	452.5
June 2016	446.5	(2)
June 2018	274.5
June 2019	303.0

Notes:

(1)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(2)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,						As of September 30,
	2010		2011		2012		2012
	(in billions of yen, except percentages)
Preferred stock	¥535.9	(1)	¥453.5	(1)	¥410.3	(1)	¥408.1	(1)(2)
Non-dilutive preferred securities	1,937.8		1,919.8		1,859.6		1,682.0
Percentage within Tier 1 capital	47.8%		38.4%		35.4%		33.2%

Notes:

(1)	Excluding treasury stock.
(2)	During the period from October 1, 2012 to December 31, 2012, holders of our eleventh series class XI preferred stock converted 12,804,000 shares (or ¥12.8 billion) by requesting us to acquire the preferred stock and issue common stock to them.

Our Tier 2 capital included as qualifying capital as of September 30, 2012 was ¥1,769.9 billion, an increase of ¥ 24.8 billion compared to March 31, 2012. The increase was due mainly to a net increase in debt capital.

As a result of the above, together with deductions of ¥395.4 billion, total risk-based capital as of September 30, 2012 was ¥7,665.1 billion, a decrease of ¥109.9 billion compared to March 31, 2012.

Prime Capital

Alongside the regulatory capital requirements supervised by the Financial Services Agency, we calculate and monitor “prime capital” as our important management indicator. Prime capital is calculated as Tier 1 capital less the sum of the preferred securities and preferred stock (excluding mandatory convertible preferred stock), and the prime capital ratio is the ratio of prime capital against risk-weighted assets. We believe that the presentation of prime capital provides useful information to investors regarding our financial condition because it represents a subset of Tier 1 capital that excludes capital items with relatively weaker loss absorption capabilities, namely preferred stock (other than preferred stock that is mandatorily convertible before the end of the transition period related to Basel III) and preferred securities, and thus provides a more useful measure of the adequacy of our capital.

Prime capital, a non-GAAP financial measure, differs in certain respects from Common Equity Tier 1 as set forth in the Basel III rules text issued by the Basel Committee in December 2010. See “—Capital Adequacy—Regulatory Capital Requirements.”

The following table shows a breakdown of our capital items as of March 31, 2012 and September 30, 2012:

	As of
	March 31, 2012	September 30, 2012
	(in billions of yen, except percentages)
Tier 1 capital (i)	¥6,398.9	¥6,290.6
Preferred stock (ii)	410.3	408.1
Mandatory convertible preferred stock (iii)	373.6	371.4
Preferred securities (iv)	1,859.6	1,682.0
Prime capital (i) - (ii) + (iii) - (iv)	4,502.6	4,571.9
Risk-weighted assets	50,144.9	49,603.9
Tier 1 capital ratio	12.76%	12.68%
Prime capital ratio	8.97%	9.21%

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2012 and September 30, 2012:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥37,640.5	¥37,340.3	¥(300.2)
Off-balance-sheet items	7,503.9	7,356.3	(147.5)

Credit risk assets	45,144.4	44,696.6	(447.7)
Market risk equivalent assets	2,083.3	2,022.3	(60.9)
Operational risk equivalent assets	2,917.1	2,884.9	(32.2)
Adjusted floor amount	—	—	—

Total	¥50,144.9	¥49,603.9	¥(540.9)

Risk-weighted assets as of September 30, 2012 were ¥49,603.9 billion, representing a decrease of ¥540.9 billion compared to March 31, 2012. Credit risk assets decreased by ¥447.7 billion to ¥44,696.6 billion due mainly to a decrease in our exposure to equity securities as a result of a decline in the fair value of our stock portfolio. Market risk equivalent assets decreased by ¥60.9 billion to ¥2,022.3 billion. Operational risk equivalent assets decreased by ¥32.2 billion to ¥2,884.9 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2012 and September 30, 2012, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2012	September 30, 2012
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	15.87%	15.79%	(0.08)%
Capital adequacy ratio	17.83	17.94	0.11
Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	11.39	11.26	(0.13)
Capital adequacy ratio	15.52	15.35	(0.17)
BIS standard:
Tier 1 capital ratio	11.32	11.19	(0.13)
Capital adequacy ratio	15.46	15.43	(0.03)
Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	14.02	14.21	0.19
Capital adequacy ratio	18.26	17.80	(0.46)

Note:

(1)	BIS standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the BIS standards is included for reference purposes only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2012.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2012, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 13 “Commitments and contingencies” and note 14 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2012	September 30, 2012
	(in millions of yen)
Assets:
Cash and due from banks	1,216,627	1,189,594
Interest-bearing deposits in other banks	6,146,850	7,085,805
Call loans and funds sold	249,032	326,889
Receivables under resale agreements	7,122,371	8,812,784
Receivables under securities borrowing transactions	6,406,410	6,446,603
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,582,222 million at March 31, 2012 and ¥10,083,361 million at September 30, 2012) (Note 15)	30,945,553	32,891,104
Investments (Notes 3 and 15):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥4,272,258 million at March 31, 2012 and ¥3,463,433 million at September 30, 2012)	41,258,976	37,126,813
Held-to-maturity securities	1,801,615	2,400,257
Other investments	982,889	976,675
Loans (Notes 4, 5 and 15)	65,989,062	65,677,836
Allowance for loan losses	(682,692)	(666,428)

Loans, net of allowance	65,306,370	65,011,408
Premises and equipment—net	1,104,869	1,081,277
Due from customers on acceptances	77,326	73,059
Accrued income	246,164	232,268
Goodwill (Note 15)	5,635	5,703
Intangible assets	70,300	67,281
Deferred tax assets	836,731	822,853
Other assets (Notes 4 and 15)	2,583,915	2,618,620

Total assets	166,361,633	167,168,993

The following table presents certain assets of consolidated variable interest entities (“VIEs”), which are included in the consolidated balance sheets above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

	March 31, 2012	September 30, 2012
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	13,432	23,717
Interest-bearing deposits in other banks	24,238	3,843
Trading account assets	867,796	947,311
Investments	195,631	177,139
Loans, net of allowance	2,444,931	2,223,281
Other	191,098	341,992

Total assets	3,737,126	3,717,283

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2012	September 30, 2012
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	11,357,317	11,196,022
Interest-bearing deposits	68,669,820	69,946,121
Foreign:
Noninterest-bearing deposits	611,532	737,604
Interest-bearing deposits	10,595,711	10,140,375
Due to trust accounts	559,734	616,477
Call money and funds purchased	5,668,929	5,660,219
Payables under repurchase agreements	12,173,398	14,079,566
Payables under securities lending transactions	7,840,571	9,339,458
Commercial paper	212,732	234,660
Other short-term borrowings	13,737,238	10,766,942
Trading account liabilities (Note 15)	16,977,390	16,044,872
Bank acceptances outstanding	77,326	73,059
Income taxes payable	33,587	120,079
Deferred tax liabilities	15,853	16,188
Accrued expenses	176,891	150,086
Long-term debt (including liabilities accounted for at fair value of ¥460,825 million at March 31, 2012 and ¥498,890 million at September 30, 2012) (Note 15)	8,461,818	8,296,123
Other liabilities (Note 15)	4,544,762	5,130,876

Total liabilities	161,714,609	162,548,727

Commitments and contingencies (Note 13)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 6)	410,368	408,108
Common stock (Note 6)—no par value, authorized 48,000,000,000 shares at March 31, 2012, and 48,000,000,000 shares at September 30, 2012, and issued 24,048,165,727 shares at March 31, 2012, and 24,056,154,457 shares at September 30, 2012	5,427,992	5,430,239
Accumulated deficit	(1,606,108)	(1,369,686)
Accumulated other comprehensive income, net of tax	245,588	16,970
Less: Treasury stock, at cost—Common stock 37,046,418 shares at March 31, 2012, and 22,956,973 shares at September 30, 2012	(7,074)	(4,717)

Total MHFG shareholders’ equity	4,470,766	4,480,914
Noncontrolling interests	176,258	139,352

Total equity	4,647,024	4,620,266

Total liabilities and equity	166,361,633	167,168,993

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2012	September 30, 2012
	(in millions of yen)
Liabilities of consolidated VIEs:
Commercial paper	212,732	234,660
Other short-term borrowings	1,213	837
Trading account liabilities	3,563	3,439
Long-term debt	180,441	168,475
Other	879,638	1,041,630

Total liabilities	1,277,587	1,449,041

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2011	2012
	(in millions of yen)
Interest and dividend income:
Loans, including fees	464,832	467,380
Investments:
Interest	81,960	83,280
Dividends	34,108	30,968
Trading account assets	94,300	86,399
Call loans and funds sold	3,308	2,547
Receivables under resale agreements and securities borrowing transactions	18,924	26,950
Deposits	8,542	9,108

Total interest and dividend income	705,974	706,632

Interest expense:
Deposits	64,344	62,900
Debentures	340	—
Trading account liabilities	14,680	9,921
Call money and funds purchased	4,200	4,026
Payables under repurchase agreements and securities lending transactions	22,644	30,305
Other short-term borrowings	9,700	9,981
Long-term debt	91,704	84,895

Total interest expense	207,612	202,028

Net interest income	498,362	504,604
Provision (credit) for loan losses (Notes 4 and 5)	(6,678)	17,859

Net interest income after provision (credit) for loan losses	505,040	486,745

Noninterest income:
Fees and commissions	275,233	276,229
Foreign exchange gains (losses)—net	68,102	37,867
Trading account gains (losses)—net	259,261	326,733
Investment gains (losses)—net (Note 3)	(39,931)	46,276
Gains on disposal of premises and equipment	9,840	7,519
Other noninterest income (Note 12)	49,520	68,784

Total noninterest income	622,025	763,408

Noninterest expenses:
Salaries and employee benefits (Note 11)	290,699	277,069
General and administrative expenses	238,639	219,988
Occupancy expenses	80,562	83,769
Fees and commission expenses	56,550	57,689
Provision (credit) for losses on off-balance-sheet instruments	(10,024)	(11,419)
Other noninterest expenses (Notes 4 and 12)	59,313	44,882

Total noninterest expenses	715,739	671,978

Income before income tax expense	411,326	578,175
Income tax expense	38,744	263,671

Net income	372,582	314,504
Less: Net income (loss) attributable to noncontrolling interests	(5,787)	1,760

Net income attributable to MHFG shareholders	378,369	312,744

	(in yen)
Earnings per common share (Note 9):
Basic net income per common share	16.86	12.84

Diluted net income per common share	16.00	12.31

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2011	2012
	(in millions of yen)
Net income	372,582	314,504
Other comprehensive income (loss)	(81,305)	(227,733)

Total comprehensive income	291,277	86,771
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(9,189)	2,645

Total comprehensive income attributable to MHFG shareholders	300,466	84,126

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2011	2012
	(in millions of yen)
Preferred stock (Note 6):
Balance at beginning of period	453,576	410,368
Change during period	(33,415)	(2,260)

Balance at end of period	420,161	408,108

Common stock (Note 6):
Balance at beginning of period	5,164,160	5,427,992
Issuance of new shares of common stock for stock exchanges (Note 6)	244,100	—
Issuance of new shares of common stock by conversion of preferred stock	33,415	2,260
Gains (losses) on disposal of treasury stock	(25)	(619)
Stock-based compensation	(1,034)	591
Change in ownership interest in consolidated subsidiaries	(23,534)	15

Balance at end of period	5,417,082	5,430,239

Accumulated deficit:
Balance at beginning of period	(2,046,024)	(1,606,108)
Net income	378,369	312,744
Dividends declared	(140,098)	(76,322)

Balance at end of period	(1,807,753)	(1,369,686)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities (Note 3):
Balance at beginning of period	514,128	628,636
Change during period	(46,552)	(216,493)

Balance at end of period	467,576	412,143

Foreign currency translation adjustments:
Balance at beginning of period	(165,028)	(169,881)
Change during period	(25,031)	(18,885)

Balance at end of period	(190,059)	(188,766)

Pension liability adjustments:
Balance at beginning of period	(244,128)	(213,167)
Change during period	(6,000)	6,760

Balance at end of period	(250,128)	(206,407)

Balance at end of period	27,389	16,970

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)—(Continued)

	Six months ended September 30,
	2011	2012
	(in millions of yen)
Treasury stock, at cost:
Balance at beginning of period	(3,197)	(7,074)
Purchases of treasury stock	(3)	(246)
Disposal of treasury stock	3,805	2,603
Effect of stock exchanges (Note 6)	(13,318)	—

Balance at end of period	(12,713)	(4,717)

Total MHFG shareholders’ equity	4,044,166	4,480,914

Noncontrolling interests:
Balance at beginning of period	361,869	176,258
Effect of stock exchanges (Note 6)	(216,558)	—
Effect of other increase/decrease in consolidated subsidiaries	19,524	(34,337)
Dividends paid to noncontrolling interests	(20,061)	(5,214)
Net income attributable to noncontrolling interests	(5,787)	1,760
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	(2,473)	929
Foreign currency translation adjustments attributable to noncontrolling interests	(1,472)	(71)
Pension liability adjustments attributable to noncontrolling interests	543	27

Balance at end of period	135,585	139,352

Total equity	4,179,751	4,620,266

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2011	2012
	(in millions of yen)
Cash flows from operating activities:
Net income	372,582	314,504
Less: Net income (loss) attributable to noncontrolling interests	(5,787)	1,760

Net income attributable to MHFG shareholders	378,369	312,744
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	80,269	79,508
Provision (credit) for loan losses	(6,678)	17,859
Investment losses (gains)—net	39,931	(46,276)
Foreign exchange losses (gains)—net	(32,260)	(38,935)
Deferred income tax expense	17,137	134,986
Net change in trading account assets	(4,654,087)	(2,155,370)
Net change in trading account liabilities	1,690,867	(788,963)
Net change in loans held for sale	6,782	981
Net change in accrued income	10,886	11,538
Net change in accrued expenses	(461)	61,495
Other—net	362,496	392,011

Net cash used in operating activities	(2,106,749)	(2,018,422)

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	32,045,451	52,586,128
Proceeds from maturities of available-for-sale securities	10,791,171	8,992,013
Purchases of available-for-sale securities	(44,056,520)	(57,738,925)
Proceeds from maturities of held-to-maturity securities	502	1,000
Purchases of held-to-maturity securities	(300,143)	(599,733)
Proceeds from sales of other investments	223,968	139,885
Purchases of other investments	(120,455)	(113,836)
Proceeds from sales of loans	177,606	27,734
Net change in loans	29,396	(203,660)
Net change in interest-bearing deposits in other banks	2,812,053	(1,072,142)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(229,843)	(2,196,587)
Proceeds from sales of premises and equipment	5,229	6,011
Purchases of premises and equipment	(69,861)	(58,151)

Net cash provided by (used in) investing activities	1,308,554	(230,263)

Cash flows from financing activities:
Net change in deposits	533,176	1,277,512
Net change in debentures	(715,001)	—
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	4,301,316	4,034,799
Net change in due to trust accounts	(90,089)	56,743
Net change in commercial paper and other short-term borrowings	(3,587,018)	(2,932,923)
Proceeds from issuance of long-term debt	470,879	636,767
Repayment of long-term debt	(803,019)	(767,258)
Proceeds from noncontrolling interests	238	1,002
Payment to noncontrolling interests	(107)	(3)
Proceeds from issuance of common stock	5	—
Proceeds from sales of treasury stock	1,719	1,073
Purchases of treasury stock	(3)	(2)
Dividends paid	(139,654)	(76,232)
Dividends paid to noncontrolling interests	(20,061)	(5,214)

Net cash provided by (used in) financing activities	(47,619)	2,226,264

Effect of exchange rate changes on cash and due from banks	(7,714)	(4,612)

Net decrease in cash and due from banks	(853,528)	(27,033)
Cash and due from banks at beginning of period	1,884,531	1,216,627

Cash and due from banks at end of period	1,031,003	1,189,594

Supplemental disclosure of cash flow information:
Noncash investing activities:
Investment in capital leases	380	3,062
Noncash acquisition of noncontrolling interests in stock exchanges (Note 6)	216,558	—

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 16 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. When determining whether to consolidate investee entities, we performed a careful analysis of the facts and circumstances of a particular relationship among entities as well as ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2012.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In April 2011, the FASB issued Accounting Standards Update (“ASU”) No.2011-03, “Transfers and Servicing (Topic 860)—Reconsideration of Effective Control for Repurchase Agreements” (“ASU No.2011-03”). The ASU amends the conditions to determine whether a transferor in repurchase agreements (repos) and other similar agreements maintains effective control over the financial assets transferred by removing from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

maintenance implementation guidance related to that criterion. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU No.2011-03 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In May 2011, the FASB issued ASU No.2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No.2011-04”) in order to improve comparability of fair value measurements presented and disclosed in financial statements prepared with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in ASU No.2011-04 change the wording to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to align with IFRS. The amendments also clarify the existing fair value measurement and disclosure requirements, which include (1) application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used for Level 3 items. The amendments also change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which include (1) measuring the fair value of financial instruments that are managed within a portfolio, (2) application of premiums and discounts in a fair value measurement and (3) additional disclosures about fair value measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU No.2011-04 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No.2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income” (“ASU No.2011-05”). The ASU eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU also requires reclassification adjustments from other comprehensive income to net income be presented on the face of financial statements. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. In December 2011, the FASB issued ASU No.2011-12, “Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05” (“ASU No.2011-12”) to indefinitely defer only those changes in ASU No.2011-05 that relate to the presentation of reclassification adjustments. All other requirements in ASU No.2011-05 are not affected, and entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No.2011-05. ASU No.2011-05 is an accounting principle which alters disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In September 2011, the FASB issued ASU No.2011-08, “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment” (“ASU No.2011-08”). The ASU permits an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU No.2011-08 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Accounting pronouncements issued but not yet effective

In December 2011, the FASB issued ASU No.2011-10, “Property, Plant, and Equipment (Topic 360)—Derecognition of in Substance Real Estate—a Scope Clarification” (“ASU No.2011-10”). The ASU clarifies that, even when a reporting entity ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The ASU is effective for fiscal years and interim periods within those years, beginning on or after June 15, 2012. The MHFG Group does not expect that the adoption of ASU No.2011-10 will have a material impact on its consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No.2011-11, “Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities” (“ASU No.2011-11”). The ASU enhances disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset on the statement of financial position or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Under the ASU, entities are required to provide both net and gross information for these financial instruments and derivative instruments in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The ASU is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required retrospectively for all comparative periods presented. ASU No.2011-11 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU No.2012-02”). The ASU permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. Under this ASU, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The MHFG Group does not expect that the adoption of ASU No.2012-02 will have a material impact on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2012 and September 30, 2012 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2012
Available-for-sale securities:
Debt securities:
Japanese government bonds	32,629,290	29,428	12,064	32,646,654
Japanese local gov’t bonds	269,434	3,222	90	272,566
U.S. Treasury bonds and federal agency securities	101,205	310	79	101,436
Other foreign gov’t bonds	443,836	969	262	444,543
Agency mortgage-backed securities (Note)	971,799	9,381	896	980,284
Residential mortgage-backed securities	564,152	10,375	3,261	571,266
Commercial mortgage-backed securities	338,393	2,828	10,949	330,272
Japanese corporate bonds and other debt securities	2,560,049	32,066	14,518	2,577,597
Foreign corporate bonds and other debt securities	525,978	18,139	2,174	541,943
Equity securities (marketable)	1,832,468	964,700	4,753	2,792,415

Total	40,236,604	1,071,418	49,046	41,258,976

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,800,614	14,587	62	1,815,139
Japanese corporate bonds	1,001	—	—	1,001

Total	1,801,615	14,587	62	1,816,140

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
September 30, 2012
Available-for-sale securities:
Debt securities:
Japanese government bonds	28,916,948	41,836	7,198	28,951,586
Japanese local gov’t bonds	299,313	4,215	29	303,499
U.S. Treasury bonds and federal agency securities	81,851	640	—	82,491
Other foreign gov’t bonds	483,471	831	112	484,190
Agency mortgage-backed securities (Note)	1,149,815	17,336	411	1,166,740
Residential mortgage-backed securities	504,501	10,045	2,515	512,031
Commercial mortgage-backed securities	271,672	5,974	5,610	272,036
Japanese corporate bonds and other debt securities	2,417,955	28,402	8,350	2,438,007
Foreign corporate bonds and other debt securities	539,322	16,961	2,634	553,649
Equity securities (marketable)	1,775,306	648,363	61,085	2,362,584

Total	36,440,154	774,603	87,944	37,126,813

Held-to-maturity securities:
Debt securities:
Japanese government bonds	2,400,257	18,742	—	2,418,999

Total	2,400,257	18,742	—	2,418,999

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥150,253 million and ¥830,031 million, respectively, at March 31, 2012, and ¥209,221 million and ¥957,519 million, respectively, at September 30, 2012. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2012 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	11,365,896	11,370,055	—	—
Due after one year through five years	17,758,918	17,788,736	2,400,257	2,418,999
Due after five years through ten years	3,587,274	3,616,976	—	—
Due after ten years	1,952,760	1,988,462	—	—

Total	34,664,848	34,764,229	2,400,257	2,418,999

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”), for debt securities, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. For equity securities, if an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.

For the six months ended September 30, 2011 and 2012, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥96,573 million and ¥68,187 million, respectively, of which ¥4,460 million and ¥4,162 million, respectively, were on debt securities and ¥92,113 million and ¥64,025 million, respectively, were on equity securities. No impairment losses were recorded on held-to-maturity securities for the periods.

The other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any amount related to credit losses recognized in earnings on debt securities where a portion of other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of Japanese equity securities. Certain equity securities were determined not to be other-than-temporarily impaired as the length of time that their fair values were below their costs were reasonably short and/or the impairments were immaterial in amount.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2012 and September 30, 2012:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2012
Available-for-sale securities:
Debt securities:
Japanese government bonds	12,325,775	3,501	683,322	8,563	13,009,097	12,064
Japanese local gov’t bonds	25,251	80	5,743	10	30,994	90
U.S. Treasury bonds and federal agency securities	40,503	79	—	—	40,503	79
Other foreign gov’t bonds	205,750	227	7,312	35	213,062	262
Agency mortgage-backed securities (Note)	229,915	628	102,451	268	332,366	896
Residential mortgage-backed securities	39,480	544	153,112	2,717	192,592	3,261
Commercial mortgage-backed securities	6,639	41	192,865	10,908	199,504	10,949
Japanese corporate bonds and other debt securities	477,021	1,725	292,956	12,793	769,977	14,518
Foreign corporate bonds and other debt securities	103,500	619	93,087	1,555	196,587	2,174
Equity securities (marketable)	61,355	4,388	2,039	365	63,394	4,753

Total	13,515,189	11,832	1,532,887	37,214	15,048,076	49,046

Held-to-maturity securities:
Debt securities:
Japanese government bonds	49,950	62	—	—	49,950	62

Total	49,950	62	—	—	49,950	62

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
September 30, 2012
Available-for-sale securities:
Debt securities:
Japanese government bonds	9,569,449	2,506	406,239	4,692	9,975,688	7,198
Japanese local gov’t bonds	27,293	29	205	—	27,498	29
U.S. Treasury bonds and federal agency securities	—	—	—	—	—	—
Other foreign gov’t bonds	164,121	91	5,485	21	169,606	112
Agency mortgage-backed securities (Note)	147,467	411	—	—	147,467	411
Residential mortgage-backed securities	9,571	1	146,664	2,514	156,235	2,515
Commercial mortgage-backed securities	6,726	129	137,549	5,481	144,275	5,610
Japanese corporate bonds and other debt securities	373,699	794	139,072	7,556	512,771	8,350
Foreign corporate bonds and other debt securities	95,474	212	89,417	2,422	184,891	2,634
Equity securities (marketable)	373,220	60,602	1,979	483	375,199	61,085

Total	10,767,020	64,775	926,610	23,169	11,693,630	87,944

Held-to-maturity securities:

Total	—	—	—	—	—	—

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥25,251 million and ¥307,115 million, respectively, at March 31, 2012 and ¥24,775 million and ¥122,692 million, respectively, at September 30, 2012. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The unrealized losses on investments in a continuous loss position for 12 months or more at September 30, 2012 were attributed mainly to Japanese government bonds, RMBS, CMBS, and Japanese corporate bonds and other debt securities. The MHFG Group did not intend to sell those securities and it was not more likely than not that the Group would be required to sell them before recovery of their amortized cost basis. Those securities were not considered other-than-temporarily impaired. As to RMBS and CMBS with similar credit risks as the other-than-temporarily impaired securities, and Japanese corporate bonds and other debt securities, the Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, the external and/or internal ratings and the present values of cash flows expected to be collected. As to Japanese government bonds, since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates, their entire amortized cost basis was expected to be collected.

For the six months ended September 30, 2011 and 2012, gross realized gains on sales of available-for-sale securities were ¥57,033 million and ¥100,682 million, respectively, and gross realized losses on those sales were ¥13,784 million and ¥6,634 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Net gains (losses) reclassified out of Accumulated other comprehensive income (“AOCI”) into earnings were ¥(53,325) million and ¥25,861 million, respectively, for the six months ended September 30, 2011 and 2012.

Other investments

The following table summarizes the composition of other investments:

	March 31, 2012	September 30, 2012
	(in millions of yen)
Equity method investments	231,730	236,807
Investments held by consolidated investment companies	190,343	177,423
Other equity interests	560,816	562,445

Total other investments	982,889	976,675

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥59,703 million and ¥59,816 million, at March 31, 2012 and September 30, 2012, respectively. The aggregated market values of those marketable equity securities were ¥60,661 million and ¥57,064 million, respectively. These amounts included an investment in the Joint Stock Commercial Bank for Foreign Trade of Vietnam, which was made in December 2011.

On September 22, 2010, the MHFG Group converted certain preferred shares of Orient Corporation (“Orico”) into the common shares of Orico. As a result of the effective acquisition of such common shares, the Group’s proportionate share to the total outstanding common shares of Orico increased to 27.1%. Since then, the Group’s investments in Orico have been classified as equity method investments. The Group’s proportionate share as of September 30, 2012 was 25.6%. Retroactive application of the equity method of accounting to the investments in Orico did not have a material effect on the Group’s consolidated results of operations, financial condition, or retained earnings. The Group and a certain third party still hold convertible preferred shares of Orico, and if fully converted, the Group’s proportionate share to the total outstanding common shares of Orico would increase to 58.0%.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies for which it has control either through ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2012 and September 30, 2012 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in millions of yen)
Domestic:
Manufacturing	7,586,608	7,769,819
Construction and real estate	7,270,414	7,287,215
Services	3,981,279	4,033,276
Wholesale and retail	5,295,142	5,361,545
Transportation and communications	3,200,570	3,099,843
Banks and other financial institutions	3,501,266	3,413,203
Government and public institutions	6,911,725	6,145,216
Other industries (Note)	4,318,959	4,155,195
Individuals:
Mortgage loans	11,191,410	11,188,831
Other	719,346	712,570

Total domestic	53,976,719	53,166,713

Foreign:
Commercial and industrial	8,146,215	8,532,925
Banks and other financial institutions	3,343,181	3,416,703
Government and public institutions	521,988	537,580
Other (Note)	90,470	118,591

Total foreign	12,101,854	12,605,799

Total	66,078,573	65,772,512
Less: Unearned income and deferred loan fees—net	89,511	94,676

Total loans before allowance for loan losses	65,989,062	65,677,836

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

Credit quality information

Under the MHFG Group’s credit risk management, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurrence of losses for individual loan by taking into consideration various factors such as collateral or guarantee involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pool. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”):

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is sufficient.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2012 and September 30, 2012:

	Normal obligors				Watch obligors excluding special attention obligors (1)
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)	Impaired loans	Total
	(in millions of yen)
March 31, 2012
Domestic:
Manufacturing	3,915,950	2,545,195	121,101	326,741	346,323	25,504	9,088	296,706	7,586,608
Construction and real estate	2,212,752	3,550,102	687,440	154,900	430,372	28,683	679	205,486	7,270,414
Services	1,903,329	1,500,985	225,458	2,611	198,066	31,943	—	118,887	3,981,279
Wholesale and retail	1,709,599	2,677,141	261,228	88,693	303,264	54,582	97	200,538	5,295,142
Transportation and communications	2,115,552	852,938	92,915	265	71,995	13,402	54	53,449	3,200,570
Banks and other financial institutions	2,670,218	603,291	2,105	387	213,431	201	—	11,633	3,501,266
Government and public institutions	6,857,436	11,125	—	43,164	—	—	—	—	6,911,725
Other industries	1,203,546	897,378	3,137	2,107,898	11,462	515	90,990	4,033	4,318,959
Individuals	—	189,208	11,097,497	183,133	47,078	125,277	4,363	264,200	11,910,756

Total domestic	22,588,382	12,827,363	12,490,881	2,907,792	1,621,991	280,107	105,271	1,154,932	53,976,719

Foreign:
Total foreign	6,310,641	3,176,830	3,409	1,404,505	960,170	191	91,223	154,885	12,101,854

Total	28,899,023	16,004,193	12,494,290	4,312,297	2,582,161	280,298	196,494	1,309,817	66,078,573

September 30, 2012
Domestic:
Manufacturing	3,926,381	2,622,573	119,792	313,865	486,619	25,078	8,189	267,322	7,769,819
Construction and real estate	2,345,498	3,451,833	676,993	134,468	421,587	23,614	2,817	230,405	7,287,215
Services	1,967,769	1,532,065	226,727	2,204	173,690	30,071	—	100,750	4,033,276
Wholesale and retail	1,842,106	2,676,495	261,395	81,841	260,993	52,169	—	186,546	5,361,545
Transportation and communications	2,178,030	697,681	94,053	454	65,485	12,725	—	51,415	3,099,843
Banks and other financial institutions	2,554,049	607,993	2,257	855	237,377	236	—	10,436	3,413,203
Government and public institutions	6,071,507	11,125	—	62,584	—	—	—	—	6,145,216
Other industries	1,349,725	819,044	3,379	1,941,098	13,064	390	23,519	4,976	4,155,195
Individuals	—	186,980	11,128,878	167,284	38,309	121,786	4,373	253,791	11,901,401

Total domestic	22,235,065	12,605,789	12,513,474	2,704,653	1,697,124	266,069	38,898	1,105,641	53,166,713

Foreign:
Total foreign	6,834,764	2,956,641	4,334	1,572,044	954,878	158	78,861	204,119	12,605,799

Total	29,069,829	15,562,430	12,517,808	4,276,697	2,652,002	266,227	117,759	1,309,760	65,772,512

Notes:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK, MHCB and MHTB constitute Other, since their portfolio segments are not identical to those used by MHBK, MHCB and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group determines loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of TDR in accordance with ASC 310, “Receivables” (“ASC 310”). The Group does not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

All of the Group’s impaired loans are designated as nonaccrual loans and thus interest accrual and amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans return to non-impaired loans, as well as accrual status, when the MHFG Group determines that the borrower poses no problems regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in TDR, in general, such loans return to non-impaired loans, as well as accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents impaired loans information at March 31, 2012 and September 30, 2012.

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
March 31, 2012
Domestic:
Manufacturing	287,471	9,235	296,706	318,736	103,601	301,383	4,397
Construction and real estate	158,339	47,147	205,486	246,189	43,770	232,473	3,167
Services	105,809	13,078	118,887	139,842	33,233	117,306	2,346
Wholesale and retail	188,231	12,307	200,538	221,300	74,235	190,179	3,590
Transportation and communications	47,103	6,346	53,449	56,814	18,720	55,136	1,125
Banks and other financial institutions	11,577	56	11,633	12,761	5,105	8,385	348
Other industries	3,995	38	4,033	4,137	3,668	3,144	55
Individuals	134,886	129,314	264,200	296,466	12,461	276,518	5,237

Total domestic	937,411	217,521	1,154,932	1,296,245	294,793	1,184,524	20,265

Foreign:
Total foreign	141,572	13,313	154,885	157,887	62,047	134,614	3,158

Total	1,078,983	230,834	1,309,817	1,454,132	356,840	1,319,138	23,423

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
September 30, 2012
Domestic:
Manufacturing	258,433	8,889	267,322	289,617	100,180	282,014	2,120
Construction and real estate	164,612	65,793	230,405	268,807	44,375	217,364	1,743
Services	88,463	12,287	100,750	117,459	27,119	109,620	1,075
Wholesale and retail	174,559	11,987	186,546	206,831	69,932	193,542	1,635
Transportation and communications	45,687	5,728	51,415	53,627	17,804	52,432	517
Banks and other financial institutions	10,380	56	10,436	10,479	3,859	11,034	71
Other industries	4,936	40	4,976	5,109	3,810	4,506	35
Individuals	129,254	124,537	253,791	272,477	12,154	258,265	2,228

Total domestic	876,324	229,317	1,105,641	1,224,406	279,233	1,128,777	9,424

Foreign:
Total foreign	197,530	6,589	204,119	209,509	76,251	179,501	2,086

Total	1,073,854	235,906	1,309,760	1,433,915	355,484	1,308,278	11,510

Notes:

(1)	Amounts also represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is completely corresponded to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥554,550 million as of September 30, 2012 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans.

The remaining balance of impaired loans which had been partially charged off were ¥58,474 million and ¥56,903 million as of March 31, 2012 and September 30, 2012, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Troubled debt restructurings

The MHFG Group considers restructuring, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as TDR. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is at E2 or below. The following table presents TDRs that were made during the six months ended September 30, 2012.

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or Postponement of principal and/or interest

	Recorded investment (1)	Charge-offs (2)
	(in millions of yen)
Domestic:
Manufacturing	—	—	102,082
Construction and real estate	—	—	26,859
Services	—	—	37,535
Wholesale and retail	—	—	111,344
Transportation and communications	—	—	23,495
Banks and other financial institutions	—	—	15,229
Other industries	—	—	706
Individuals	—	—	33,059

Total domestic	—	—	350,309

Foreign:
Total foreign	1,062	3,750	66,272

Total	1,062	3,750	416,581

Notes:

(1)	Amounts represent book values of loans immediately after the restructurings.
(2)	Charge-offs represent the loss impact on the consolidated statements of income for the interim period that resulted from the restructurings.

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to category of substantially bankrupt or bankrupt. The following table presents payment defaults occurred during the six months ended September 30, 2012 with respect to the loans modified as TDR within the previous twelve months.

Recorded investment
(in millions of yen)
Domestic:
Manufacturing	6,656
Construction and real estate	5,738
Services	2,886
Wholesale and retail	6,738
Transportation and communications	351
Banks and other financial institutions	—
Other industries	—
Individuals	2,180

Total domestic	24,549

Foreign:
Total foreign	5,942

Total	30,491

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2012 and September 30, 2012:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2012
Domestic:
Manufacturing	3,587	2,409	46,353	52,349	7,534,259	7,586,608
Construction and real estate	6,395	4,864	59,307	70,566	7,199,848	7,270,414
Services	3,325	2,436	14,571	20,332	3,960,947	3,981,279
Wholesale and retail	5,577	2,212	17,745	25,534	5,269,608	5,295,142
Transportation and communications	630	5,859	7,591	14,080	3,186,490	3,200,570
Banks and other financial institutions	—	—	6	6	3,501,260	3,501,266
Government and public institutions	—	—	—	—	6,911,725	6,911,725
Other industries	62	—	174	236	4,318,723	4,318,959
Individuals	41,802	23,189	85,964	150,955	11,759,801	11,910,756

Total domestic	61,378	40,969	231,711	334,058	53,642,661	53,976,719

Foreign:
Total foreign	2,137	5,728	14,531	22,396	12,079,458	12,101,854

Total	63,515	46,697	246,242	356,454	65,722,119	66,078,573

September 30, 2012
Domestic:
Manufacturing	2,545	1,959	47,670	52,174	7,717,645	7,769,819
Construction and real estate	6,939	4,577	54,353	65,869	7,221,346	7,287,215
Services	3,243	914	14,393	18,550	4,014,726	4,033,276
Wholesale and retail	7,858	7,594	15,318	30,770	5,330,775	5,361,545
Transportation and communications	14,735	146	6,479	21,360	3,078,483	3,099,843
Banks and other financial institutions	1	—	6	7	3,413,196	3,413,203
Government and public institutions	—	—	—	—	6,145,216	6,145,216
Other industries	9	12	43	64	4,155,131	4,155,195
Individuals	44,512	23,607	79,214	147,333	11,754,068	11,901,401

Total domestic	79,842	38,809	217,476	336,127	52,830,586	53,166,713

Foreign:
Total foreign	124	69	11,990	12,183	12,593,616	12,605,799

Total	79,966	38,878	229,466	348,310	65,424,202	65,772,512

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥6,650 million and ¥4,728 million at March 31, 2012 and September 30, 2012, respectively. Valuation losses related to those loans held for sale of ¥495 million and ¥437 million were reported in Other noninterest expenses for the six months ended September 30, 2011 and 2012, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Allowance for loan losses

The MHFG Group maintains an appropriate amount of allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines the debtor as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors classified in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based either on (1) the present value of expected future cash flows, after considering restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, (2) the loan’s observable market price or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the value of the collateral and its legal enforceability. The Group also conducts subsequent re-evaluations at least once a year. As to real estate, valuation is generally conducted by an appraising subsidiary which is independent from the Group’s loan origination sections using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally retains third-party appraisers to conduct the valuation. As to listed securities, observable market prices are used for valuation.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and for non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) through the most recently available data for the past six years, in the case of normal obligors; and (b) through the most recently available data since April 2002, which is when MHBK and MHCB were newly formed, in the case of watch obligors; and (2) the loss given default through the most recently available data for the past six years. As to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment default, if any, are considered in determining obligor ratings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

In MHBK, MHCB and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK, MHCB and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK, MHCB and MHTB, such as consolidated VIEs and overseas subsidiaries. Changes in Allowance for loan losses by portfolio segment for the six months ended September 30, 2011 and 2012 are shown below.

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2011
Balance at beginning of period	563,116	151,342	20,072	734,530

Provision (credit) for loan losses	(1,669)	(13,608)	8,599	(6,678)

Charge-offs	31,046	2,685	5,329	39,060
Less: Recoveries	18,596	936	30	19,562

Net charge-offs	12,450	1,749	5,299	19,498

Others (2)	(8,282)	—	(2,251)	(10,533)

Balance at end of period	540,715	135,985	21,121	697,821

Six months ended September 30, 2012
Balance at beginning of period	535,475	126,276	20,941	682,692

Provision (credit) for loan losses	21,564	(10,544)	6,839	17,859

Charge-offs	31,517	1,683	10,804	44,004
Less: Recoveries	11,780	727	2,914	15,421

Net charge-offs	19,737	956	7,890	28,583

Others (2)	(5,479)	—	(61)	(5,540)

Balance at end of period	531,823	114,776	19,829	666,428

Notes:

(1)	Prior impaired loans portfolio segment has been disaggregated into corporate and retail portfolio segments.
(2)	Others include primarily foreign exchange translation.
(3)	Certain Allowance for loan losses booked in other portfolio segment is classified to retail portfolio segment, as such allowance is set for loans in retail portfolio segment. The beginning balances for the six months ended September 30, 2011 have been modified to conform to current period’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2012 and September 30, 2012:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2012
Allowance for loan losses	535,475	126,276	20,941	682,692

of which individually evaluated for impairment	252,853	23,396	9,333	285,582
of which collectively evaluated for impairment	282,622	102,880	11,608	397,110

Loans (Note)	48,572,906	12,959,663	4,546,004	66,078,573

of which individually evaluated for impairment	667,824	55,149	43,074	766,047
of which collectively evaluated for impairment	47,905,082	12,904,514	4,502,930	65,312,526

September 30, 2012
Allowance for loan losses	531,823	114,776	19,829	666,428

of which individually evaluated for impairment	261,639	16,385	8,441	286,465
of which collectively evaluated for impairment	270,184	98,391	11,388	379,963

Loans (Note)	48,381,618	12,960,105	4,430,789	65,772,512

of which individually evaluated for impairment	708,003	46,614	34,214	788,831
of which collectively evaluated for impairment	47,673,615	12,913,491	4,396,575	64,983,681

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

6. Preferred and common stock

Preferred stock

The composition of preferred stock at March 31, 2012 and September 30, 2012 is as follows:

March 31, 2012	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	541,073,800
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	541,073,800

September 30, 2012	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	543,333,800
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	543,333,800

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Common stock

On September 1, 2011, MHFG exchanged 824,271,984 shares of its common stock for 30.15 percent of the voting equity interests in MHTB, in order to turn MHTB into MHFG’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥95,828 million and the MHFG Group recognized decrease of ¥65,494 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥958 million was adjusted to reflect the change in the ownership interest in MHTB through a corresponding increase in additional paid-in capital.

On September 1, 2011, MHCB exchanged 951,166,005 shares of MHFG’s common stock for 40.80 percent of the voting equity interests in Mizuho Securities Co., Ltd. (“MHSC”), in order to turn MHSC into MHCB’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥110,379 million and the Group recognized increase of ¥38,423 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥2,178 million was adjusted to reflect the change in the ownership interest in MHSC through a corresponding decrease in additional paid-in capital.

On September 1, 2011, MHBK exchanged 322,928,897 shares of MHFG’s common stock for 46.02 percent of the voting equity interests in Mizuho Investors Securities Co., Ltd. (“MHIS”), in order to turn MHIS into MHBK’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥37,497 million and the Group recognized increase of ¥11,599 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥744 million was adjusted to reflect the change in the ownership interest in MHIS through a corresponding increase in additional paid-in capital.

The number of issued shares of common stock at March 31, 2012 and September 30, 2012 was 24,048,165,727 shares and 24,056,154,457 shares, respectively. The increase of 7,988,730 shares was due to conversion of preferred stock by holders.

7. Dividends

Dividends on preferred stock and common stock during the six months ended September 30, 2011 and 2012 were as follows:

September 30, 2011	Cash dividends (1)
Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	8,338
Thirteenth series class XIII preferred stock	30	1,101
Common stock	6	130,659

Total		140,098

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2012	Cash dividends (1)
Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	3,737
Thirteenth series class XIII preferred stock	15	550
Common stock	3	72,063

Total		76,350

Notes:

(1)	Annual cash dividends were paid in lump sum during the six months ended September 30, 2011. As MHFG commenced to distribute an interim dividend and paid cash dividends in installments from the fiscal year ended March 31, 2012, the amounts for the six months ended September 30, 2012 do not include such interim dividends.
(2)	Dividends paid on treasury stock are excluded.

8. Regulatory matters

Regulatory capital requirements

MHFG, MHCB, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2012 and September 30, 2012 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2012		September 30, 2012
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,006	4.00	1,984	4.00
Actual	6,399	12.76	6,291	12.68
Total risk-based capital:
Required	4,012	8.00	3,968	8.00
Actual	7,775	15.50	7,665	15.45
MHCB:
Tier 1 capital:
Required	1,116	4.00	1,105	4.00
Actual	4,431	15.87	4,363	15.79
Total risk-based capital:
Required	2,233	8.00	2,210	8.00
Actual	4,976	17.83	4,957	17.94
MHBK:
Tier 1 capital:
Required	426	2.00	424	2.00
Actual	2,428	11.39	2,390	11.26
Total risk-based capital:
Required	852	4.00	848	4.00
Actual	3,307	15.52	3,257	15.35
MHTB:
Tier 1 capital:
Required	95	4.00	93	4.00
Actual	335	14.02	332	14.21
Total risk-based capital:
Required	191	8.00	187	8.00
Actual	436	18.26	416	17.80

Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,012	4.00	997	4.00
Actual	4,135	16.34	4,057	16.27
Total risk-based capital:
Required	2,024	8.00	1,994	8.00
Actual	5,107	20.19	5,077	20.37
MHBK:
Tier 1 capital:
Required	413	2.00	412	2.00
Actual	2,380	11.51	2,331	11.30
Total risk-based capital:
Required	826	4.00	825	4.00
Actual	3,227	15.62	3,173	15.38
MHTB:
Tier 1 capital:
Required	94	4.00	92	4.00
Actual	332	14.13	334	14.47
Total risk-based capital:
Required	188	8.00	185	8.00
Actual	433	18.42	417	18.09

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy rules of the Financial Services Agency under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2012, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

9. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	378,369	312,744
Less: Net income attributable to preferred shareholders	4,385	4,264

Net income attributable to common shareholders	373,984	308,480

Effect of dilutive securities:
Convertible preferred stock	3,834	3,714

Net income attributable to common shareholders after assumed conversions	377,818	312,194

	Six months ended September 30,
	2011	2012
	(thousands of shares)
Shares:
Weighted average common shares outstanding	22,181,330	24,026,110

Effect of dilutive securities:
Convertible preferred stock (Note)	1,423,805	1,316,576
Stock compensation-type stock options	8,349	16,001

Weighted average common shares after assumed conversions	23,613,484	25,358,687

	Six months ended September 30,
	2011	2012
	(in yen)
Amounts per common share:
Basic net income per common share	16.86	12.84

Diluted net income per common share	16.00	12.31

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

10. Income taxes

The statutory tax rates were 40.69% and 38.01%, as of September 30, 2011 and 2012, respectively. The effective tax rates, 9.42% and 45.60% for the six months ended September 30, 2011 and 2012, respectively, differed from the statutory tax rates. The significant differences of the tax rates resulted mainly from the decrease and increase in valuation allowance against deferred tax assets for the six months ended September 30, 2011 and 2012, respectively.

At September 30, 2012, the MHFG Group had net operating loss carryforwards totaling ¥3,965 billion.

The total amount of unrecognized tax benefits was ¥1,642 million at September 30, 2012, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

A part of unrecognized tax benefits at March 31, 2012 was resolved in the six months period ended September 30, 2012, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

11. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in millions of yen)
Service cost-benefits earned during the period	13,941	14,959
Interest costs on projected benefit obligation	12,034	11,440
Expected return on plan assets	(13,967)	(15,791)
Amortization of prior service benefit	(159)	(159)
Amortization of net actuarial loss	12,797	8,463
Special termination benefits	3,206	2,233

Net periodic benefit cost	27,852	21,145

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2012, a contribution of approximately ¥48 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2013. For the six months ended September 30, 2012, a ¥24 billion contribution has been paid to the pension plans. An additional ¥24 billion contribution is expected to be paid during the remainder of the fiscal year ending March 31, 2013 for a total of ¥48 billion.

12. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance on transactions. Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

Notional amount and fair value of derivative contracts

The following table summarizes notional and fair value amounts of derivative instruments outstanding as of March 31, 2012 and September 30, 2012. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement in the consolidated balance sheets as well as the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2012	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	886,354	—	9,789	—	9,453
Foreign exchange contracts	83,984	—	2,582	15	2,559
Equity-related contracts	4,796	—	145	—	180
Credit-related contracts	6,984	—	59	—	36
Other contracts	727	—	61	—	46

Total	982,845	—	12,636	15	12,274

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2012	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	839,759	—	10,379	—	10,039
Foreign exchange contracts	90,187	3	2,223	1	1,892
Equity-related contracts	4,204	—	134	—	137
Credit-related contracts	5,702	—	90	—	70
Other contracts	670	—	41	—	27

Total	940,522	3	12,867	1	12,165

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which amounts were ¥822 billion and ¥367 billion at March 31, 2012, and ¥607 billion and ¥382 billion at September 30, 2012, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

Fair value hedges

The MHFG Group primarily uses option and forward contracts to modify exposure to changes in fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value and price differences between the spot and the forward from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2011 and 2012:

	Gains (losses) recorded in income
Six months ended September 30, 2011	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(18)	(1)	—	(19)

Total	(18)	(1)	—	(19)

	Gains (losses) recorded in income
Six months ended September 30, 2012	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	44	(81)	—	(37)
Equity-related contracts	654	(653)	—	1

Total	698	(734)	—	(36)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2011 and 2012:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2011		2012
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	9,386	402	(11,665)	200

Total	9,386	402	(11,665)	200

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income (loss) to earnings for the six months ended September 30, 2011. Related to the effective portion of net investment hedges, Accumulated other comprehensive income of ¥13,287 million was reclassified to earnings for the six months ended September 30, 2012.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, RMBS, CMBS, collateral loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The change in fair value of those instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2011 and 2012:

	Gains (losses) recorded in income for six months ended September 30,
	2011	2012
	(in millions of yen)
Interest rate contracts (1)	209,268	148,641
Foreign exchange contracts	(85,144)	(35,798)
Equity-related contracts (1)	28,121	33,239
Credit-related contracts (2)	5,190	(1,088)
Other contracts	3,202	47

Total	160,637	145,041

Notes:
(1)	The net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	The amounts include the net gain of ¥1,542 million and ¥121 million on the credit derivatives hedging the credit risk in loans during the six months ended September 30, 2011 and 2012, respectively.

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credit, which substantially offsets its exposure. Thus, the notional amount is not a reliable indicator of the Group’s actual loss exposure.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2012 and September 30, 2012:

	March 31, 2012		September 30, 2012
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written
Investment grade	2,072	(2)	1,883	(39)
Non-investment grade	1,303	2	800	(3)

Total	3,375	—	2,683	(42)

Credit protection purchased	3,651	23	3,072	62

Note:

Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2012 and September 30, 2012:

	Maximum payout/Notional amount
	March 31, 2012	September 30, 2012
	(in billions of yen)
One year or less	1,422	935
After one year through five years	1,896	1,603
After five years	57	145

Total	3,375	2,683

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on March 31, 2012 and September 30, 2012 was ¥1,585 billion and ¥1,165 billion, respectively. As the Group has provided ¥1,379 billion and ¥1,012 billion as collateral to the counterparties in its normal course of business on March 31, 2012 and September 30, 2012, respectively, if the contingent features described above were triggered on March 31, 2012 and September 30, 2012, the amount required to be posted as collateral or settled immediately would be ¥206 billion and ¥153 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

13. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value on the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2012 and September 30, 2012. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2012	September 30, 2012
	(in billions of yen)
Performance guarantees	1,681	1,536
Guarantees on loans	502	476
Guarantees on securities	73	92
Other guarantees	997	956
Guarantees for the repayment of trust principal	184	177
Liabilities of trust accounts	8,313	7,266
Derivative financial instruments	28,620	25,935

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in billions of yen)
Investment grade	2,125	2,110
Non-investment grade	1,128	950

Total	3,253	3,060

Note:	Investment grade in the internal rating scale is generally corresponding to BBB- or above in external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in billions of yen)
Commitments to extend credit (Note)	53,088	54,063
Commercial letters of credit	536	485

Total	53,624	54,548

Note:	Commitments to extend credit include commitments to invest in securities.

14. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. The Group consolidated certain of these VIEs, in accordance with the new consolidation guidance effective April 1, 2010, where the Group was deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. According to such new consolidation guidance, the MHFG Group additionally consolidated certain VIEs and former qualifying special-purpose entities (“QSPEs”) that had not been consolidated prior to April 1, 2010. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2012 and September 30, 2012:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2012	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,129	—	—
Asset-backed securitizations	426	582	33
Investments in securitization products	74	—	—
Investment funds	989	2,455	334
Trust arrangements and other	119	—	—

Total	3,737	3,037	367

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2012	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,005	—	—
Asset-backed securitizations	442	580	44
Investments in securitization products	—	488	126
Investment funds	1,157	2,412	345
Trust arrangements and other	113	—	—

Total	3,717	3,480	515

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant unconsolidated VIEs, as of March 31, 2012 and September 30, 2012:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2012	September 30, 2012
	(in billions of yen)
Trading account assets	46	44
Investments	202	191
Loans	120	254

Total	368	489

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2012	September 30, 2012
	(in billions of yen)
Trading account liabilities	—	—
Payables under securities lending transactions	15	14

Total	15	14

Maximum exposure to loss	367	515

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities with the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs.

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Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor to debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidated such VIEs.

In a certain securitization transaction where the MHFG Group had transferred mortgage loans to a former QSPE, the Group, as continuing involvement, provides servicing for, holds retained subordinated beneficial interests in, and retains credit exposure in the form of a guarantee in the mortgage loans. Prior to April 1, 2010, this entity had been exempt from consolidation in accordance with the former accounting guidance. With elimination of the concept of QSPEs, the Group consolidated the entity as of April 1, 2010. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through the retained interest and the involvement as a guarantor above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in those VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidated VIEs, where the transactions were tailored by the third party arrangers to meet the Group’s needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the VIEs.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment

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advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group qualify for the deferral from the requirements of SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”) because they meet the criteria in ASU No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). Therefore, these vehicles continue to be evaluated under the requirements of ASC 810 before implementing SFAS No.167.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 13 “Commitments and contingencies” for the balances of guaranteed trust principal unconsolidated at March 31, 2012 and September 30, 2012.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

The Group has determined that, in certain trust arrangements, the adoption of SFAS No.167 is deferred, because they meet the criteria in ASU No.2010-10. These vehicles continue to be evaluated under the requirements of ASC 810 before implementing SFAS No.167.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and sometimes may act as an interest rate swap counterparty, the Group determined that, in this type of VIEs, it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

Securitization

The MHFG Group has had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales.

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There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥132 billion and ¥60 billion as of March 31, 2012, and ¥150 billion and ¥54 billion as of September 30, 2012, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

15. Fair value

Fair value measurements

ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Additionally, ASC 820 precludes (1) deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market price is available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established clear valuation policies which govern principles of fair value measurements and authority and duty of each department. The Group has also established a well-documented procedure manual

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which describes valuation techniques and related inputs for determining fair values of various financial instruments. The policies require the measurement of fair values be carried out in accordance with the procedures by middle offices or back offices which are independent from front offices. The policies also require risk management department check and verify whether the valuation methodologies defined in the procedure manual are fair and proper and internal audit department periodically review the compliance of the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in market environment sometime leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to delisting or newly listing is one of key drivers of revision to the valuation methodologies and the inputs. The key drivers also include the availability or the unavailability of market observable inputs and the development of new valuation methodologies. The price verification through the Group’s internal valuation process has an important role to identify whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide primarily for Japanese securitization products is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs require the revision of the valuation policies and procedure manual, which is approved by appropriate authority, either CEO, head of risk management, and/or accounting, depending on the natures and characteristics of the change.

Following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2012, there were no material changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market price is available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquidity exists for securities, the quoted prices are stale or the prices from independent sources vary, such securities are generally classified in Level 3 of the fair value hierarchy. The fair value of foreign currency denominated securitization products such as RMBS, CMBS, and asset-backed securities (“ABS”) is determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the case that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Among those funds, exchange-traded funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at NAV per share at the measurement date or within the near term. Contrarily, private equity funds and real estate funds measured at NAV per share are generally classified in Level 3, since the Group never has the ability to redeem its investment with the investees at NAV per share, nor can it redeem its investment with the investees at NAV per share at the measurement date or within the near term.

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Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and so are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and so are valued using internal valuation techniques as no quoted market price is available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary with the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement corporate bonds are placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair value of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO is generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal process. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts their prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flow generated on the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters offered by brokers such as cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either the recent market transaction or a pricing model that can be corroborated by observable market data.

Other investments, except investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of the identical security, if applicable. Otherwise, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risks are unobservable.

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Long-term debt

Where fair value accounting has been elected for structured notes, the fair values of those are determined by incorporating the fair values of embedded derivatives primarily derived from the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives. Where fair value accounting has been elected for non-structured notes issued by consolidated VIEs, the fair values of those are determined primarily based upon the fair values of the underlying assets held by consolidated VIEs. Such instruments are classified in Level 3 because the underlying assets held by consolidated VIEs are securitization products classified in Level 3.

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Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2012 and September 30, 2012, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2012	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	6,017	38	—	6,055
Japanese local gov’t bonds	—	91	—	91
U.S. Treasury bonds and federal agency securities	4,425	170	—	4,595
Other foreign gov’t bonds	1,273	117	—	1,390
Agency mortgage-backed securities	1,894	272	—	2,166
Residential mortgage-backed securities	—	—	159	159
Commercial mortgage-backed securities	—	2	26	28
Certificates of deposit and commercial paper	—	1,041	—	1,041
Corporate bonds and other	119	1,220	355	1,694
Equity securities	553	456	82	1,091
Derivatives:
Interest rate contracts	8	9,751	30	9,789
Foreign exchange contracts	2	2,507	73	2,582
Equity-related contracts	27	80	38	145
Credit-related contracts	—	34	25	59
Other contracts	—	—	61	61
Available-for-sale securities:
Japanese government bonds	31,066	1,581	—	32,647
Japanese local gov’t bonds	—	273	—	273
U.S. Treasury bonds and federal agency securities	101	—	—	101
Other foreign gov’t bonds	279	166	—	445
Agency mortgage-backed securities	150	830	—	980
Residential mortgage-backed securities	—	223	348	571
Commercial mortgage-backed securities	—	—	330	330
Japanese corporate bonds and other debt securities	—	2,352	226	2,578
Foreign corporate bonds and other debt securities	12	294	236	542
Equity securities (marketable)	2,660	132	—	2,792
Other investments	1	—	189	190

Total assets at fair value on a recurring basis (2)	48,587	21,630	2,178	72,395

Liabilities:
Trading securities sold, not yet purchased	4,610	78	—	4,688
Derivatives:
Interest rate contracts	5	9,408	40	9,453
Foreign exchange contracts	1	2,537	36	2,574
Equity-related contracts	46	118	16	180
Credit-related contracts	—	34	2	36
Other contracts	—	—	46	46
Long-term debt (3)	—	1	460	461

Total liabilities at fair value on a recurring basis	4,662	12,176	600	17,438

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(Unaudited)—(Continued)

September 30, 2012	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	6,603	75	—	6,678
Japanese local gov’t bonds	—	90	—	90
U.S. Treasury bonds and federal agency securities	4,823	453	—	5,276
Other foreign gov’t bonds	1,355	161	—	1,516
Agency mortgage-backed securities	1,992	400	—	2,392
Residential mortgage-backed securities	—	—	134	134
Commercial mortgage-backed securities	—	—	96	96
Certificates of deposit and commercial paper	—	1,358	—	1,358
Corporate bonds and other	100	1,109	331	1,540
Equity securities	411	455	75	941
Derivatives:
Interest rate contracts	22	10,327	30	10,379
Foreign exchange contracts	2	2,148	76	2,226
Equity-related contracts	21	72	41	134
Credit-related contracts	—	53	37	90
Other contracts	—	27	14	41
Available-for-sale securities:
Japanese government bonds	27,367	1,585	—	28,952
Japanese local gov’t bonds	—	303	—	303
U.S. Treasury bonds and federal agency securities	82	—	—	82
Other foreign gov’t bonds	281	203	—	484
Agency mortgage-backed securities	209	958	—	1,167
Residential mortgage-backed securities	—	186	326	512
Commercial mortgage-backed securities	—	—	272	272
Japanese corporate bonds and other debt securities	—	2,229	209	2,438
Foreign corporate bonds and other debt securities	11	311	232	554
Equity securities (marketable)	2,220	143	—	2,363
Other investments	1	—	176	177

Total assets at fair value on a recurring basis (2)	45,500	22,646	2,049	70,195

Liabilities:
Trading securities sold, not yet purchased	3,742	135	2	3,879
Derivatives:
Interest rate contracts	22	9,976	41	10,039
Foreign exchange contracts	1	1,865	27	1,893
Equity-related contracts	19	101	17	137
Credit-related contracts	—	55	15	70
Other contracts	—	14	13	27
Long-term debt (3)	—	178	321	499

Total liabilities at fair value on a recurring basis	3,784	12,324	436	16,544

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	Amounts include the investments measured at NAV per share at March 31, 2012 and September 30, 2012, of ¥631 billion and ¥643 billion, respectively, of which ¥581 billion and ¥597 billion, respectively, are classified in Level 2, and ¥50 billion and ¥46 billion, respectively, are classified in Level 3.
(3)	Amounts represent items for which the Group elected the fair value option.

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Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2011 and 2012:

Six months ended September 30, 2011	April 1, 2011	Net realized/ unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2011	Change in unrealized gains (losses) still held (7)
	(in billions of yen)
Assets:
Trading securities:
Other foreign gov’t bonds	1	—	(3)	—	—	(1)	—	—	—	—
Residential mortgage-backed securities	206	(17	) (3)	—	—	(1)	—	(20)	168	(17)
Commercial mortgage-backed securities	50	(5	) (3)	—	—	(4)	—	(17)	24	(5)
Corporate bonds and other	452	(18	) (3)	—	406	(321)	—	(105)	414	(21)
Equity securities	96	(3	) (3)	(2)	7	(16)	—	—	82	(4)
Derivatives, net (2):
Interest rate contracts	(20)	1	(3)	—	—	—	—	1	(18)	1
Foreign exchange contracts	33	18	(3)	—	—	—	—	(2)	49	17
Equity-related contracts	29	(1	) (3)	—	—	—	—	1	29	(1)
Credit-related contracts	25	5	(3)	—	—	—	—	2	32	10
Other contracts	20	1	(3)	—	—	—	—	(3)	18	(3)
Available-for-sale securities:
Residential mortgage-backed securities	429	(3	) (4)	—	18	—	—	(58)	386	(2)
Commercial mortgage-backed securities	486	3	(4)	—	17	(6)	—	(50)	450	(2)
Japanese corporate bonds and other debt securities	289	—	(4)	—	22	(2)	—	(74)	235	—
Foreign corporate bonds and other debt securities	248	(8	) (4)	—	25	—	—	(48)	217	—
Other investments	260	(6	) (5)	—	4	(4)	—	(54)	200	(6)

Liabilities:
Long-term debt	440	(3	) (6)	—	—	—	38	(34)	447	(3)

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(Unaudited)—(Continued)

Six months ended September 30, 2012	April 1, 2012	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2012	Change in unrealized gains (losses) still held (7)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	159	2	(8)	—		—	—	2	(2)	—	(27)	134	(1)
Commercial mortgage-backed securities	26	(2	) (8)	—		—	—	72	—	—	—	96	(5)
Corporate bonds and other	355	(8	) (8)	—		—	(4)	256	(219)	—	(49)	331	(9)
Equity securities	82	1	(8)	—		—	—	6	(14)	—	—	75	—
Derivatives, net (2):
Interest rate contracts	(10)	(2	) (8)	—		—	—	—	—	—	1	(11)	(1)
Foreign exchange contracts	37	13	(8)	—		—	—	—	—	—	(1)	49	12
Equity-related contracts	22	—	(8)	—		—	—	—	—	—	2	24	6
Credit-related contracts	23	(2	) (8)	—		(1)	—	—	—	—	2	22	(18)
Other contracts	15	—	(8)	—		—	(14)	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	348	—	(9)	—	(10)	—	—	25	—	—	(47)	326	—
Commercial mortgage-backed securities	330	(2	) (9)	8	(10)	—	—	9	—	—	(73)	272	(4)
Japanese corporate bonds and other debt securities	226	—	(9)	—	(10)	—	—	37	—	—	(54)	209	—
Foreign corporate bonds and other debt securities	236	2	(9)	(7	) (10)	—	—	24	—	—	(23)	232	—
Other investments	189	3	(11)	—		—	—	3	(11)	—	(8)	176	(1)

Liabilities:
Trading securities sold, not yet purchased	—	—	(8)	—		—	—	(16)	18	—	—	2	—
Long-term debt	460	(1	) (12)	—		—	(174)	—	—	60	(26)	321	(1)

Notes:
(1)	Certain amounts for the six months ended September 30, 2011 have been reclassified to conform to the current period’s presentation.
(2)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(3)	Realized and unrealized gains (losses) are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(4)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss).
(5)	Realized and unrealized gains (losses) are reported in Investment gains (losses)—net.
(6)	Realized and unrealized gains (losses) are reported in Other noninterest income (expenses).
(7)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at September 30, 2011 and 2012.
(8)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(9)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(10)	Gains (losses) in OCI are reported in Accumulated other comprehensive income (loss).
(11)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(12)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

There were no significant transfers of assets or liabilities between Level 1 and Level 2 for the six months ended September 30, 2011. During the six months ended September 30, 2012, ¥27 billion of Trading securities was transferred from Level 1 to Level 2 primarily due to decreased liquidity for certain Japanese government bonds.

There were no significant transfers of assets or liabilities between Level 1 or Level 2 and Level 3 for the six months ended September 30, 2011. During the six months ended September 30, 2012, the transfers into Level 3 included ¥(1) billion of Derivatives, net. Transfers into Level 3 for Derivatives, net were primarily due to decreased price observability for certain credit derivatives. During the six months ended September 30, 2012, the transfers out of Level 3 included ¥4 billion of Trading securities, ¥14 billion of Derivatives, net, and ¥174 billion of Long-term debt. Transfers out of Level 3 for Trading securities primarily due to increased liquidity for certain corporate bonds. Transfers out of Level 3 for Derivatives, net primarily due to increased price observability for certain commodity derivatives. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at September 30, 2012:

September 30, 2012

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	460	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	0% - 28% 0% - 6% 70% - 100% 4bps – 2,171bps

Commercial mortgage-backed securities	368	Discounted cash flow Price-based	Discount margin	10bps – 6,850bps

Corporate bonds and other debt securities	772	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	0% - 36% 0% - 10% 15% - 82% 15bps – 6,802bps 2bps – 4,500bps

Derivatives, net:
Interest rate contracts	(11)	Internal valuation model (3)	IR – IR correlation Default rate (4)	35% - 100% 0% - 63%

Foreign exchange contracts	49	Internal valuation model (3)	FX – IR correlation	20% - 50%
			FX – FX correlation FX volatility Default rate (4)	75% - 75% 10% - 27% 0% - 63%

Equity-related contracts	24	Internal valuation model (3)	Equity – IR correlation Equity – FX correlation Equity volatility	0% - 60% 55% - 70% 23% - 32%

Credit-related contracts (5)	22	Internal valuation model (3)	Default rate Credit correlation	0% - 90% 0% - 100%

Long-term debt	321	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity volatility Default rate Credit correlation	35% - 100% 20% - 50% 75% - 75% 0% - 60% 55% - 70% 18% - 36% 0% - 9% 0% - 100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents counterparty default rate derived from the MHFG Group’s own internal credit experience.
(5)	The unobservable inputs related to credit derivatives economically hedging the credit risk in certain securitization products have been included in the unobservable inputs related to Trading securities and Available-for-sale securities.

IR = Interest rate

FX = Foreign exchange

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

Sensitivity to unobservable inputs and interrelationship between unobservable inputs

Following is a description of the sensitivities and interrelationships of the most significant unobservable inputs used to measure fair values of Level 3 assets and liabilities.

(1) Prepayment rate

Prepayment rate is an estimated rate at which voluntary unscheduled repayments of the principals of the underlying assets are expected to occur. The movement of prepayment rate is generally negatively correlated with borrower delinquency. The change in prepayment rate would impact the valuation of fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

Default rate is an estimate of the likelihood of not collecting contractual payments. An increase in default rate would generally be accompanied by a decrease in recovery rate and an increase in discount margin. It would also generally impact the valuation of fair values of financial instruments negatively.

(3) Recovery rate

Recovery rate is an estimate of the percentage of collecting contractual payments in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in default rate. It also would generally impact the valuation of fair values of financial instruments positively.

(4) Discount margin

Discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change of correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of expected change of variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease. Generally, for a long position in an option, an increase in volatility would result in an increase in fair values of financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2012 and September 30, 2012.

March 31, 2012	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	188	—	—	188	282
Loans held-for-sale	3	—	2	1	6
Other investments	17	5	—	12	21
Premises and equipment—net	—	—	—	—	4
Goodwill	—	—	—	—	6

Total assets at fair value on a nonrecurring basis	208	5	2	201	319

Liabilities:
Other liabilities	1	—	—	1	—

Total liabilities at fair value on a nonrecurring basis	1	—	—	1	—

September 30, 2012	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	201	—	—	201	298
Loans held-for-sale	2	—	2	—	2
Other investments	15	5	—	10	17
Premises and equipment—net	1	—	—	1	2

Total assets at fair value on a nonrecurring basis	219	5	2	212	319

Loans in the table above have been impaired and measured based on the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items of which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of fair value for items other than above requires significant adjustment based on management judgment and estimation, which leads such items into Level 3.

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair value of the impaired marketable equity method investment is determined by the quoted market price. As the security involved is traded in an active exchange market, this item is classified as Level 1. The fair value of the impaired non-marketable equity securities, which include non-marketable equity method investments, is determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair value of non-marketable equity securities, these items are classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Premises and equipment—net in the table above have been impaired and written down to fair value.

Goodwill in the table above is entirely related to MHIS operating segment. Due to the decline of the fair value of the segment, the carrying amount of the goodwill was reduced to its fair value and an impairment loss was recognized. As the determination of fair value of the goodwill required significant management judgment and estimation, the item is classified as Level 3.

Other liabilities in the table above represent amounts recorded for loan commitments where loans drawn under the commitment will be held for sale. The losses were measured in the same manner as loans held-for-sale above.

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option under ASC 825, “Financial Instruments” (“ASC 825”), the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in Accumulated other comprehensive income, net of tax, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥39 billion and ¥39 billion at March 31, 2012 and September 30, 2012, respectively. The net unrealized losses resulting from changes in fair values of those structured notes of ¥3 billion were recorded in Other noninterest expenses for the six months ended September 30, 2011. There was no significant change in fair values of those structured notes during the six months ended September 30, 2012.

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The differences between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥12 billion and ¥14 billion at March 31, 2012 and September 30, 2012, respectively. There were no significant changes in fair values of those notes during the six months ended September 30, 2011 and 2012.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. Fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

Following is a description of valuation methodologies used for estimating fair value for financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥561 billion and ¥562 billion at March 31, 2012 and September 30, 2012, respectively, are not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent. During the six months ended September 30, 2012, a domestic bank subsidiary has changed the assumptions of the expected future cash flows for its performing loans with floating interest rates to refine the fair values. As a result of this refinement, total estimated fair value of loans, net of allowance for loan losses at September 30, 2012, increased by ¥635 billion.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Other financial assets

The carrying value of other financial assets, such as accrued interest receivable and accounts receivable from brokers, dealers, and customers for securities transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. Other financial assets are mainly classified as Level 2.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

Commercial paper and other short-term borrowings

The carrying value of the majority of short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. Other financial liabilities are mainly classified as Level 2.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2012 and September 30, 2012.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2012 and September 30, 2012, of certain financial instruments, excluding financial instruments which are carried at fair values on a recurring basis and those outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	March 31, 2012
	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	21,141	21,141
Investments	1,802	1,816
Loans, net of allowance for loan losses (Note)	65,275	65,597
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	37,652	37,652
Interest-bearing deposits	79,266	79,209
Due to trust accounts	560	560
Commercial paper and other short-term borrowings	13,950	13,946
Long-term debt	7,982	8,326

	September 30, 2012
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	23,862	23,862	911	22,951	—
Investments	2,400	2,419	2,419	—	—
Loans, net of allowance for loan losses (Note)	64,983	66,046	—	—	66,046
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	41,013	41,013	11,764	29,249	—
Interest-bearing deposits	80,086	80,037	32,801	47,236	—
Due to trust accounts	616	616	—	616	—
Commercial paper and other short-term borrowings	11,002	10,999	—	10,999	—
Long-term debt	7,782	8,141	—	7,414	727

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

16. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring losses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income before income tax expense under U.S. GAAP.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

Beginning on April 1, 2012, with the implementation of the “substantive one bank” structure, in addition to managing our business portfolio through the three Global Groups as described above, we have also begun managing MHBK and MHCB as one entity substantively with four reportable segments: retail banking; corporate banking; international; and trading and others. In addition, we conducted the merger between MHSC and MHIS on January 4, 2013 to enhance our retail securities business in Japan, rationalize and streamline management infrastructure and provide securities functions in a unified manner through a single full-line securities company.

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(2) International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(3) Trading and others

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

(5) Others

This segment consists of MHCB’s subsidiaries other than MHSC, but includes MHSC’s subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

The Global Retail Group

MHBK

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services mainly to individuals, small and medium enterprises (“SMEs”) and middle-market corporations through its domestic branches and ATM network.

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

(7) Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

(8) Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

(9) MHIS

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(10) Others

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

(12) Others

This segment includes companies other than MHTB that are a part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd., which is an equity-method affiliate, and Mizuho Private Wealth Management Co., Ltd. They offer products and services related to trust and custody, asset management and private banking.

(13) Others

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

The information below for reportable segments is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

Six months ended September 30, 2011	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
		MHCB							MHBK
	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:
Net interest income (expense)	227.3	190.0	86.3	41.2	62.5	(2.9)	40.2	291.7	272.6	113.6	128.1	30.9	0.4	18.7	21.9	21.4	0.5	(5.7)	535.2
Net noninterest income	244.5	157.7	63.7	41.3	52.7	63.8	23.0	135.0	109.6	12.1	64.3	33.2	21.0	4.4	64.4	40.9	23.5	11.4	455.3

Total	471.8	347.7	150.0	82.5	115.2	60.9	63.2	426.7	382.2	125.7	192.4	64.1	21.4	23.1	86.3	62.3	24.0	5.7	990.5
General and administrative expenses	229.2	116.8	44.2	31.4	41.2	76.8	35.6	303.1	276.3	105.7	112.1	58.5	20.5	6.3	59.5	39.6	19.9	7.0	598.8
Others	(26.3)	—	—	—	—	—	(26.3)	(7.4)	—	—	—	—	—	(7.4)	(0.9)	—	(0.9)	(5.7)	(40.3)

Net business profits (losses)	216.3	230.9	105.8	51.1	74.0	(15.9)	1.3	116.2	105.9	20.0	80.3	5.6	0.9	9.4	25.9	22.7	3.2	(7.0)	351.4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Six months ended September 30, 2012	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
		MHCB							MHBK
	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:
Net interest income (expense)	234.0	192.9	79.3	53.6	60.0	(3.7)	44.8	280.7	261.7	106.2	117.7	37.8	0.4	18.6	20.4	21.1	(0.7)	(2.1)	533.0
Net noninterest income	294.9	193.8	57.8	53.8	82.2	75.9	25.2	198.6	172.5	14.1	73.6	84.8	22.0	4.1	61.3	38.1	23.2	16.2	571.0

Total	528.9	386.7	137.1	107.4	142.2	72.2	70.0	479.3	434.2	120.3	191.3	122.6	22.4	22.7	81.7	59.2	22.5	14.1	1,104.0
General and administrative expenses	213.3	114.5	41.2	32.8	40.5	62.7	36.1	290.2	265.1	106.3	110.5	48.3	20.1	5.0	56.9	37.1	19.8	10.3	570.7
Others	(26.9)	—	—	—	—	—	(26.9)	(6.7)	—	—	—	—	—	(6.7)	(0.9)	—	(0.9)	0.5	(34.0)

Net business profits	288.7	272.2	95.9	74.6	101.7	9.5	7.0	182.4	169.1	14.0	80.8	74.3	2.3	11.0	23.9	22.1	1.8	4.3	499.3

Notes:

(1)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(2)	For the six months ended September 30, 2012, with the implementation of the “substantive one bank” structure, new managerial accounting rules have been applied to the calculation of the respective gross business profits and operating profits of the domestic, international, and trading and others segments for MHCB and the retail banking, corporate banking, and trading and others segments for MHBK. Recalculation of prior year figures has been made accordingly.

“Substantive One Bank” Structure

	MHBK and MHCB (“Substantive One Bank” Structure)
Six months ended September 30, 2011	Retail banking	Corporate banking	International	Trading and others	Total
	(in billions of yen)
Gross profits:
Net interest income	113.6	214.4	41.2	93.4	462.6
Net noninterest income	12.1	128.0	41.3	85.9	267.3

Total	125.7	342.4	82.5	179.3	729.9
General and administrative expenses	105.7	156.3	31.4	99.7	393.1
Others	—	—	—	—	—

Net business profits	20.0	186.1	51.1	79.6	336.8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	MHBK and MHCB (“Substantive One Bank” Structure)
Six months ended September 30, 2012	Retail banking	Corporate banking	International	Trading and others	Total
	(in billions of yen)
Gross profits:
Net interest income	106.2	197.0	53.6	97.8	454.6
Net noninterest income	14.1	131.4	53.8	167.0	366.3

Total	120.3	328.4	107.4	264.8	820.9
General and administrative expenses	106.3	151.7	32.8	88.8	379.6
Others	—	—	—	—	—

Net business profits	14.0	176.7	74.6	176.0	441.3

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income.

A reconciliation of total net business profits under the internal management reporting system for the six months ended September 30, 2011 and 2012 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2011	2012
	(in billions of yen)
Net business profits	351.4	499.3

U.S. GAAP adjustments	146.1	127.1
(Provision) credit for loan losses	6.7	(17.9)
Net losses related to equity investments	(77.2)	(37.0)
Non-recurring personnel expense	(13.6)	(11.6)
Gains on disposal of premises and equipment	9.8	7.5
(Provision) credit for losses on off-balance-sheet instruments	10.0	11.4
Others—net	(21.9)	(0.6)

Income before income tax expense	411.3	578.2